10/18


06017715

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Emeco Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 30 2006
THOMSON FINANCIAL

FILE NO. 82- 35011 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dew

DATE: 10/26/06



Emeco Holdings Limited

ARLS
6-30-06

Market release
12 September 2006

Emeco reports revenues and EBITDA of $382.8 million and $143.4 million for FY06 - up 31% and 49% on PCP

Emeco today reported full year accounts for fiscal year 30 June 2006 in line with prospectus forecasts released in July 2006.

	Pro forma Actual	Pro forma Actual	IPO Pro forma Forecast
	FY 2005	FY2006	FY 2006
Revenue	291.8	382.8	381.0
EBITDA	96.4	143.4	141.5
EBITA	63.0	89.4	88.6
Rental machines	431	814	823
Machine sales	464	429	

Consistent with prospectus disclosure, the company has reported pro forma revenue of $382.8 million up 31.2% and pro forma EBITDA of $143.4 million, up 48.7% for the year ending 30 June 2006 as compared to the previous corresponding period. This increase was driven predominantly by Emeco's investment in 383 net additional rental machines in the year ended 30 June 2006. Part of this investment in net additional rental machines in the year ended 30 June 2006 results from the acquisition of River Valley in August 2005, which contributed a fleet of 114 rental machines on acquisition, and the acquisition of Andy's Earthmovers in January 2006, which contributed a fleet of 60 rental machines on acquisition.

Operating segments

	Pro forma Actual	Pro forma Actual	IPO Pro forma Forecast
	FY 2005	FY2006	FY 2006
Revenue			
Rental	146.2	220.1	215.9
Sales	117.4	130.3	133.3
Parts & Maintenance	28.2	32.2	31.8
EBITDA			
Rental	84.5	131.4	129.3
Sales	8.6	8.8	9.0
Parts & Maintenance	3.3	3.2	3.2

EBITDA margins increased by 4.5 percentage points to 37.5%, for the year ending 30 June 2006 as compared to the previous corresponding period reflecting the increased contribution from Rental operations.

Depreciation increased by 61.7% to $54.0 million for the year ended 30 June 2006 as compared to the previous corresponding period. The increase in depreciation is primarily due to the increase in the rental fleet from 431 machines as at 30 June 2005 to 814 machines as at 30 June 2006 and in part due to a shift in the mix of the Australian fleet, with a significant number of growth and replacement machines being larger sized machines which are typically operated for longer hours on mine sites.

Amortisation expense increased by 11.7% to $10.5 million for the year ended 30 June 2006 reflecting amortisation of contract intangibles created upon the acquisitions of River Valley and Andy's Earthmovers.

Geographic highlights

Australia

	Pro forma Actual	Pro forma Actual	IPO Pro forma Forecast
	FY 2005	FY2006	FY 2006
Revenue	244.6	291.4	290.8
EBITDA	73.3	104.9	102.0
EBITA	49.9	67.0	65.1
Rental machines	271	469	461

Strong continuing growth in the Queensland and Western Australian mining sectors continued to underpin robust earnings growth for Emeco's Australian business. In 2006, inventory of rental machines increased from 271 to 469 with the acquisition of Andy's in regional Victoria contributing significantly to this growth.

Management expects strong market conditions to remain in Australia with significant mine expansions and development planned in Western Australia, Queensland and New South Wales. New resource developments and continuing trends to outsourcing are expected to continue to drive Emeco's financial performance in Australia going forward.

Emeco will continue to seek organic growth opportunities in Australia via its existing customer contacts and networks as well as broadening its geographic base through targeted acquisitions in regions which it does not currently have a strong market presence.

Indonesia

	Pro forma Actual	Pro forma Actual	IPO Pro forma Forecast
	FY 2005	FY2006	FY 2006
Revenue	27.8	32.7	33.3
EBITDA	22.5	24.2	24.9
EBITA	12.5	13.7	14.3
Rental machines	112	146	167

Indonesian mining activity remained robust throughout the year with growth in rental machine numbers driving a significant increase in revenue from $27.8m in 2005 to $32.7m in 2006. As at 30 June 2006, Indonesia's rental fleet had grown to 146 from 132 in 31 December 2005. While significant opportunities for further growth remain in Indonesia, Emeco remains focussed on continuing to improve returns from its existing fleet and will target growth opportunities on a selective basis.

Rest of the World

	Pro forma Actual	Pro forma Actual	IPO Pro forma Forecast
	FY 2005	FY2006	FY 2006
Revenue	19.4	58.7	56.9
EBITDA	0.6	14.3	14.6
EBITA	0.6	8.7	9.2
Rental machines	-	199	195

Canada

The acquisition of River Valley in August 2005 continued to deliver for Emeco throughout the year, capitalising on the significant growth in activity in the Alberta oil sands. At the time of acquisition, River Valley had approximately 114 items of rental equipment servicing the construction and mining sectors of Alberta province. This number increased to 199 by year end 2006.

Sustained oil sands mining activity throughout the North American winter also supported higher utilisation rates and profitability across the Canadian business. Emeco is targeting significant growth in Canada, using River Valley as a springboard to move more rapidly into the ever expanding Alberta oil, gas and coal sectors and the British Columbia metaliferous mining sector, with a focus on rental opportunities in the vast oil sands regions.

United States

Emeco continues to grow its presence in the United States used equipment market through its Houston, Texas sales business and the sales and procurement office in Atlanta, Georgia. Prior to its recent listing, Emeco also announced the acquisition of a large package of heavy earth moving equipment partially deployed under rental contracts with coal mining companies in Kentucky and West Virginia. Consistent with Emeco's established strategy of growing its rental business from strategic sales beachheads, Emeco has opened an office in London, Kentucky targeting rental opportunities in the Appalachian region.

Management continues to focus on significant opportunities for expanding its rental fleet in the Appalachian region and bolstering its local management team and believes the fragmented operator market in the Appalachian coal fields provides a significant in market opportunity for Emeco going forward.

Europe

Emeco's small procurement and trading presence in Western Europe continues to focus on procurement opportunities and was expanded with additional personnel through the course of 2006.

Management remains focussed on building the sales and procurement business in Europe, particularly in the Netherlands and believes significant procurement opportunities in Africa, Russia and the Middle East may be accessed through this strategic location. Emeco will continue to seek acquisition opportunities in Europe to broaden and extend its existing operations.

Capital expenditure and funds employed

	Pro forma Actual	Pro forma Actual	IPO Pro forma Forecast
	FY 2005	FY2006	FY2006
Capital expenditure	86.7	313.1	295.2
Maintenance	15.7	45.8	38.0
Growth	71.0	267.3	257.2
Net Working capital movement	4.5	52.0	37.4
Funds employed	326.8	627.9	619.6
ROFE EBITDA (1)	33.4%	29.7%	28.2%
ROFE EBITA (1)	21.7%	18.5%	17.6%

(1) Based on pro forma statutory results

Capital expenditure increased by 261.1% to $313.1 million for the year ending 30 June 2006 as compared to the previous corresponding period. Of the total, Maintenance Capital Expenditure increased by 191.7% to $45.8 million driven by the increased rental fleet size, a larger number of rental machines requiring capitalised maintenance and increased replacements of the existing rental fleet.

Growth Capital Expenditure increased by 276.5% to $267.3 million in the year ending 30 June 2006 as compared to the previous corresponding period driven by organic growth in the Australian rental fleet, the acquisition of River Valley, the subsequent expansion of the Canadian business, and the acquisition of Andy's Earthmovers.

As a result of capital expenditures throughout the year offsetting depreciation of $54.0 million, Funds Employed increased by 92.1% to $627.9 million by year end reflecting an increase in Funds Employed of $301.1 million.

EBITDA ROFE of 29.7% and EBITA ROFE of 18.5% in the year ending 30 June 2006 are below historical average primarily due to the $292.8 million increase in Funds Employed to $627.9 million as described above and the significant increase in sales inventories over the period to support the growth in the underlying business.

Outlook and recent developments

The outlook remains strong for Emeco in each of its five operating theatres. Management expects tight supply conditions to remain in place for its target heavy earth moving equipment, with commentary from key suppliers suggesting significant new capacity is unlikely in the near term.

Furthermore, sustained demand from China and India for key commodities continues to support further development of mining infrastructure and forecast increases in volume of earth moved in each of the major geographies in which Emeco currently operates.

Recent estimates by industry experts AME and ABARE suggest underlying growth in volume out of ground will continue robustly with **forecast annual growth in earth moved for Emeco's major industry exposures expected at approximately 6.1% from 2005 – 2010**. Strong existing relationships with mine operators and continuing trends towards outsourcing of materials handling by mine operators are expected to continue to underpin Emeco's financial performance in the future.

Civil construction demand for heavy earth moving equipment in Australia and Canada also remains strong with the outlook particularly positive in North America as a result of the Alaskan/Canadian Pipeline project and US Federal Highways plan.

Although market conditions for the supply of low-houred heavy earth moving equipment remain tight, Emeco's global procurement network continues to successfully identify significant opportunities for the expansion of Emeco's rental fleet and sales inventory. As a result of recent procurement successes, **management expects to exceed forecast FY07 capital deployment targets.**

Year to date committed **Growth Capital Expenditure** currently sits at **$156.7m compared** with full year **FY07 prospectus forecasts of $113.4m** and year to date committed maintenance capital expenditure of $57.1m compares with full year FY07 prospectus forecasts of $54.6m. Our procurement successes to date, along with additional success throughout the balance of the year coupled with some targeted acquisitions are likely to result in Emeco exceeding its prospectus capital deployment forecasts for FY07.

Although deployment lags inevitably delay the full earnings benefits from the increased capital deployments in Emeco's year FY07 result, these successes continue to underpin management and the Board's confidence in Emeco's 2007 prospectus forecast of 44.6% growth in pro forma EBITDA to $207.3 and full year forecast pro forma (pre amortisation) NPATA of $73.7 million.

Further enquiries should be directed to:

Mr Laurie Freedman
Managing Director and CEO
+61 8 9420 0222

Mr Robin Adair
Chief Financial Officer
+61 8 9420 0222

APPENDIX 4E
Preliminary Final report
Period Ended 30 June 2006

Name of entity

Emeco Holdings Limited

ABN or equivalent company reference

A.C.N. 112 188 815

Results for announcement to the market

Reporting Period: Year ended 30 June 2006 (Previous corresponding period: the period 14 December 2004 to 30 June 2005)

	$A'000
Revenues from ordinary activities [(1)(2)]	382,845
Profit from ordinary activities after tax attributable to members of Emeco Group[(1)(2)]	22,670
Net profit for the period attributable to members of Emeco Group[(1)(2)]	22,670

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	Nil	Nil

Emeco Holdings Ltd has proposed not to pay any dividends for the period ended June 30 2006.

Record date for determining entitlements to the dividend	N/A

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

(1) Emeco Holdings Ltd was incorporated on 14 December 2004. Accordingly, no percentage change is shown from the previous period as Emeco Holdings Ltd did not trade prior to 14 December 2004. However, an annualised comparison of the Emeco Group's reported pro forma FY 2005 results with the FY 2006 pro forma results and the FY 2006 pro forma Prospectus forecast results has been disclosed in the media release which accompanies this appendix 4E.

(2) "Emeco Group" means the consolidated entity comprising Emeco Holdings Limited, Emeco (UK) Limited and their wholly owned subsidiaries and "Members of the Emeco Group" means the holders of ordinary and preferred ordinary shares of Emeco Holdings Limited and Emeco (UK) Limited.

Commentary on Results

For commentary on the results of the Emeco Group refer to the accompanying media release, audited financial report and directors' report.

APPENDIX 4E

Preliminary Final report
Period Ended 30 June 2006

Ratios and Other Measures

	Current Period
NTA backing	
Net tangible asset backing per ordinary security [1]	$0.11

[1] NTA is based on the total issued shares of the Members of the Emeco Group as at 30 June 2006 and is therefore based on the pre-IPO capital structure of the Members of the Emeco Group. Emeco Holdings Ltd's pre-IPO capital structure differs significantly from its post-IPO capital structure. The NTA shown in this appendix 4E is therefore not comparable to the NTA if it were calculated on the basis of the Company's post-IPO capital structure.

Dividends

Date the dividend is payable	N/A
Record date to determine entitlements to the dividend	N/A

Amount per security

		Amount per security	Franked amount per security
Final Dividend:	Current year	Nil	Nil
	Previous year	Nil	Nil
Interim Dividend:	Current year	Nil	Nil
	Previous year	Nil	Nil

Total Dividends

		Amount per security	Total amount
Total Dividend:	Current year	Nil	Nil
	Previous year	Nil	Nil

Emeco Holdings Limited and its Controlled Entities

ABN 89 112 188 815

Annual Financial Report

30 June 2006

Directors' report
For the year ended 30 June 2006

The directors of Emeco Holdings Limited ("Emeco" or "the Company") present their report together with the financial reports of the consolidated entity, being Emeco and its controlled entities ("the Emeco Group" or "the Consolidated Entity") for the financial year ended 30 June 2006 ("FY 2006").

Directors Report

Directors

The directors of the Company during or since the end of the financial year are:

Greg Minton, (Age 44), Chairman and Independent Non-Executive Director

Appointed Director and Chairman in December 2004

Greg Minton is a partner of Archer Capital. Greg joined Archer Capital in 2000 after six years in senior general management roles with CSR, most recently as General Manager Australasia of CSR Humes, a large precast concrete products manufacturer. Prior to his involvement with CSR, Greg was a management consultant with McKinsey & Co in Australia, Scandinavia and the UK. Greg is a director of RED Paper Group, chairman of One Source Group and Leasing Solutions and a former director of Repco and Hirequip. Greg holds a Master of Business Administration from IMD, Switzerland, a Bachelor of Engineering and a Bachelor of Economics from the University of Queensland.

Laurie Freedman, (Age 57), Managing Director

Appointed Managing Director in January 2005

Laurie Freedman has been managing director of Emeco's business since 1999. Laurie has over 36 years experience in the building, construction materials and contracting industries both in Australia and overseas, including senior management roles with CSR in Hong Kong, China and the United States. Laurie was a director and chief executive officer of AWP Contractors, contract miners, for five years before joining Emeco in April 1999. In his capacity as managing director of Emeco's business, he has overseen a business development strategy under which the Group grew substantially in the last five years. Laurie holds a Bachelor of Civil Engineering from Curtin University, is a Member of the Institute of Engineers Australia, a Fellow of the Institute of Quarrying - Australia, an Associate of the Australian Institute of Management and a Member of the Australian Institute of Company Directors.

Robin Adair, (Age 45), Chief Financial Officer

Appointed Director in January 2005

Robin Adair has 15 years commercial experience across a breadth of business units within the CSR group. After spending 12 months as chief financial officer of Beltreco, he joined Emeco's business as chief financial officer in October 2000. Robin has been responsible for a number of business evaluations, start-ups, acquisitions, joint ventures, disposals, and business and system improvements over this period. He has responsibility for all of Emeco's finance, treasury and risk management functions. His international experience includes engagements in Taiwan, Indonesia, Thailand and the United States. Robin holds a Bachelor of Business (Accountancy) from University of South Australia and a Master of Business Administration from Deakin University and is a Certified Practising Accountant.

Alec Brennan, (Age 59), Independent Non-Executive Director and Chairman Elect

Appointed Director in August 2005

Alec Brennan was appointed as an independent non-executive Director in August 2005. Alec is Chief Executive Officer of CSR and has been with them since 1969 having worked in various capacities for 37 years. Alec was appointed as an executive director of CSR in 1996, deputy managing director in 1998 and managing director in 2003. Alec holds a Master of Business Administration (with Distinction) from City University, London and a Bachelor of Science, Food Technology (Honours) degree from the University of

NSW. On or before 1 December 2006, it is intended that Greg Minton retire as Chairman. The Board has approved Alec's appointment as the new Chairman, pending a suitable time for the handover of that role being agreed.

Stuart Fitton, (Age 59), Independent Non-Executive Director

Appointed Director in April 2006

Stuart Fitton was appointed as an independent non-executive Director in April 2006. Stuart has had experience in global finance and corporate advisory roles in Australia, the UK and the United States. Stuart has been employed as a senior executive with Barclays Bank, Citibank, Bain & Co and GE Capital. He is also a former finance director of MIM Holdings. Stuart brings to Emeco an understanding of global capital markets and a wealth of management experience. Stuart holds a Bachelor of Economics from University of Western Australia.

Paul McCullagh, (Age 54), Independent Non-Executive Director

Appointed Director in December 2004

Paul McCullagh is a founding Managing Director at Pacific Equity Partners ("PEP") and his current portfolio of board positions include Vision Fire & Security, Link Market Services and CIBC Australia. Prior to founding PEP, Paul was the managing director of Salomon Brothers Australia. Paul was also previously head of Australasia for Prudential Securities. He has been active in Australasia since 1986 and has a wide range of transaction experience. Paul received a Bachelor of Commerce and a Master of Business Studies from University College, Dublin and is a Fellow of the Institute of Chartered Accountants in England, Ireland and Wales. Paul is also a member of the Institute of Chartered Accountants in Australia.

Peter Johnston, (Age 55), Independent Non Executive Director

Appointed Director as from 1 September 2006

Peter Johnston is currently Managing Director and CEO of Minara Resources Limited, a position he has occupied since November 2001. Peter was employed in various senior roles with WMC Ltd from 1993 to 2001. Peter received an Arts degree from the University of Western Australia. He is a past president and current council member of the Western Australian Chamber of Minerals and Energy and a fellow of the Australasian Institute of Mining and Metallurgy.

James Carnegie, (Age 38), Non executive director

Appointed in December 2004. Resigned as a director on 18 June 2006.

James Carnegie is a partner of Archer Capital. Prior to joining Archer Capital in 2004, James was a director of Macquarie Direct Investment Limited, the private equity division of Macquarie Bank. In his five years with Macquarie Direct Investment Limited, he was responsible for sourcing and completing profitable private equity investments for the Macquarie Investment trusts. James has sat on several boards of portfolio companies including Signature Security, Staging Connections and, from November 2002 to February 2005, SMS Management and Technology. Before joining Macquarie, James worked with the hedge fund Platinum Asset Management; and in the Australian retail industry, primarily with Just Jeans. He holds a Bachelor of Commerce from the University of Melbourne and a Master of Business Administration with Distinction from Harvard University.

Directors' report contd.
For the year ended 30 June 2006

Robert Koczkar, (Age 35), Non executive director

Appointed in December 2004. Resigned as a director on 18 June 2006.

Rob Koczkar is a Managing Director at Pacific Equity Partners ("**PEP**"). Rob joined PEP at its inception in 1998 and rejoined PEP in 2004 having spent the previous three years in London. While based in London, he was a Principal with the Texas Pacific Group where he focused on its European portfolio. Before moving into the private equity industry, Rob spent seven years with Bain & Company advising clients on issues relating to strategy, mergers, acquisition, privatisation and operating improvements in a wide range of industries. During that time he was based in the United Kingdom, United States, Singapore and Australia. Rob holds an Honours Degree in Mechanical and Manufacturing Engineering from the University of Melbourne.

Company secretary

Michael Kirkpatrick was appointed to the position of Company Secretary in April 2005. Michael has previously worked as legal counsel and company secretary of Westscheme, a large industry superannuation fund and as a corporate lawyer with national law firms Freehills and Blake Dawson Waldron. Michael holds bachelors degrees in arts and economics from the University of Western Australia and a law degree with merit honours from Murdoch University.

Directors meetings

The number of meetings of the directors held during the year and the number of meetings attended by each of the directors was as follows. Emeco Holdings Ltd was not a listed entity during the financial year and did not establish board committees until the end of the financial year.

Table 1 – Directors' attendance

Director	Board Meetings	
	A	**B**
Greg Minton	15	15
Paul McCullagh	13	15
Laurie Freedman	15	15
Robin Adair	15	15
Alec Brennan	11	14
Stuart Fitton	5	5
James Carnegie	12	13
Robert Koczkar	12	13

A – Number of meetings attended
B – Number of meetings held during the time the director held office during the year

Corporate Governance Statement

Under ASX listing rule 4.10.3, the Company is required to include in its annual report a statement disclosing the extent to which it has followed the principles of good corporate governance (**ASX Principles**) and associated best practice recommendations set by the ASX Corporate Governance Council (**ASX Best Practice Recommendations**).

Background

The Company was admitted to the official list of the ASX on 28 July 2006. Its ordinary shares commenced trading on ASX on the same day. The Company was therefore not a listed disclosing entity to which the Best Practice Recommendations applied during FY 2006.

However, the Company's wholly owned subsidiary, Emeco Ltd, remained a listed entity for the entire 2005/2006 year and continued to be so until its removal from the official list on 15 August 2006 following the redemption of all of its exchangeable notes on 4 August 2006. The directors of Emeco Ltd implemented policies and practices to ensure Emeco Ltd complied with the Best Practice Recommendations to the extent the directors considered appropriate. These policies and practices have been substantially retained by the Company following the removal of Emeco Ltd from and the admission of the Company to the official list of ASX. Where appropriate the Company and its board have adopted new policies and established new committees to ensure compliance with the Best Practice Recommendations.

This corporate governance statement describes the Emeco Group's current corporate governance practices and policies and the extent to which they comply with the ASX Principles and Best Practice Recommendations.

Principle 1 Lay solid foundations for management and oversight

The Board has adopted a Charter that details its functions and responsibilities.

The Charter sets out the responsibilities of:

- the Board;
- individual directors;
- the Chairman.

Under the Charter the Board is accountable to the shareholders for the overall performance of the Company and the management of its affairs. Key responsibilities of the Board include:

- developing and approving corporate strategy;
- evaluating, approving and monitoring the strategic and financial plans and objectives of the Company;
- determining dividend policy and the amount and timing of all dividends;
- evaluating, approving and monitoring major capital expenditure, capital management and all major acquisitions, divestitures and other corporate transactions, including the issue of securities;
- evaluating and monitoring annual budgets and business plans;
- approving all accounting policies, financial reports and external communications by the Emeco Group;
- appointing, monitoring and managing the performance of executive directors.

Directors' report contd.
For the year ended 30 June 2006

The Charter sets a minimum number of Board meetings and provides for the establishment of the Audit and Risk Committee, and the Remuneration and Nomination Committee. The Charter also sets minimum standards of ethical conduct of the directors, which are further elaborated on in the Company's Code of Conduct, and specifies the terms on which directors are able to obtain independent professional advice at the Company's expense.

A copy of the Board Charter is available on the Emeco website.

Principle 2 Structure the Board to add value

Skills, experience and expertise of the directors

The directors consider that collectively they have the relevant skills, experience and expertise to fulfil their obligations to the Company, its shareholders and other stakeholders.

The directors and a brief description of their skills and experience are set out at pages 3 to 5 of this report.

Status of the directors

The table below sets out details of the status of each of the directors as independent or non-executive directors, their date of appointment and whether they are seeking re-election at the 2006 AGM of the Company.

Table 2 – Status of the directors

Director	Date of appointment	Independent	Non-executive	Seeking re-election at 2005 AGM
Mr Robin Adair	21 January 2005	No	No	No
Mr Alec Brennan	16 August 2005	Yes	Yes	No
Mr Stuart Fitton	5 April 2006	Yes	Yes	Yes
Mr Laurie Freedman	21 January 2005	No	No	No
Mr Peter Johnston	1 September 2006	Yes	Yes	Yes
Mr Paul McCullagh	23 December 2004	Yes	Yes	No
Mr Greg Minton	14 December 2004	Yes	Yes	No

Mr Brennan, Mr Fitton, Mr Johnston, Mr McCullagh and Mr Minton are independent directors. The Company therefore complies with ASX Best Practice Recommendation 2.1. Mr McCullagh and Mr Minton are considered to be independent directors because, whilst they are associates of certain shareholders of the Company, each of the shareholder groups with which they are associated holds less than 5% of the Company's ordinary shares. Under clause 3.5(a) of the Board Charter, for the purposes of determining the independence of a director, a substantial shareholder is one who holds 10% or more of the issued shares of the Company.

Mr Minton is the chairperson of the board and the Company therefore complies with ASX Best Practice Recommendation 2.2. As stated in the Company's prospectus dated 26 June 2006 (including the supplementary prospectus dated 27 July 2006) (**Prospectus**), on or before 1 December 2006 it is intended that Mr Minton will retire as chairman. The board has appointed Mr Brennan as the new chairman, pending a suitable time for the handover of that role to be agreed.

Directors' retirement and reappointment

Under the terms of the Company's constitution, a director other than the managing director must retire from office or seek re-election by no later than the third annual general meeting after their appointment or 3 years, whichever is the longer.

At least one director must retire from office at each annual general meeting, unless determined otherwise by a resolution of the Company's shareholders.

Because Mr Fitton and Mr Johnston were appointed as directors of the Company by resolution of the directors, they are required under the Company's constitution to retire at the 2006 annual general meeting. Mr Fitton and Mr Johnston have both indicated they will seek reappointment at that meeting.

Procedure for taking professional advice

Under the Board Charter a director is entitled to seek professional advice at the Company's expense on any matter connected with the discharge of their duties in accordance with the procedure set out in the Charter, a copy of which is available on the Emeco website.

Board committees

The board has established the following standing committees:

- The Audit and Risk Committee; and
- The Remuneration and Nomination Committee.

The Charters for each of these committees are available on the Emeco website.

Members of the Audit and Risk Committee are Mr McCullagh (Chair), Mr Minton and Mr Fitton.

Members of the Remuneration and Nomination Committee are Mr Brennan, Mr Minton and Mr Freedman.

Principle 3 Promote ethical and responsible decision making

The Company considers that confidence in its integrity can only be achieved if its employees and officers conduct themselves ethically in all of their commercial dealings on the Company's behalf. The Company has therefore recognised that it should actively promote ethical conduct amongst its employees, officers and contractors.

The Company has adopted a Code of Conduct and a Share Trading Policy. The Code of Conduct and the Share Trading Policy apply to all directors, officers, employees, consultants and contractors of the Company and its subsidiaries.

The objectives of the Code of Conduct are to ensure that:

- high standards of corporate and individual behaviour are observed by all employees in the context of their employment with the Company or a subsidiary;
- employees are aware of their responsibilities under their contract of employment and always act in an ethical and professional manner; and
- all persons dealing with Emeco, whether it be employees, shareholders, suppliers, clients or competitors, can be guided by the stated values and practices of Emeco.

The Share Trading Policy is specifically designed to raise awareness of, and minimise any potential for breach of, the prohibitions on insider trading contained in the *Corporations Act* 2001. The policy is also designed to minimise the chance that misunderstandings or suspicions arise regarding employees trading while in possession of non-public price sensitive information by imposing restrictions on employees and officers in relation to the trading of the Company's shares.

Copies of the Code of Conduct and the Share Trading Policy are available on the Emeco website.

Principle 4 Safeguard integrity in financial reporting

For FY 2006 the Managing Director, Mr Freedman, and the Chief Financial Officer, Mr Adair, provided the Company with the declaration prescribed by section 295A(2) of the Corporations Act 2001. The Company has therefore complied with recommendation 4.1.

The Board has established an Audit & Risk Committee. Details regarding membership of the Committee are set out above. The Committee comprises three independent non-executive directors all of whom have financial expertise. Details of the qualifications of the members of the Committee are set out at pages 3 to 5 of this report.

A copy of the Committee's charter is available on the Emeco website.

Principle 5 Make timely and balanced disclosure

The Company is committed to complying with its continuous disclosure obligations under the ASX Listing Rules and disclosing to investors and other stakeholders all material information about the Company in a timely and responsive manner.

The Company has adopted a Continuous Disclosure Policy which is available on the Emeco website.

The Continuous Disclosure Policy specifies the processes by which the Company ensures compliance with its continuous disclosure obligations. The policy sets out the internal notification and decision making procedures in relation to these obligations, and the roles and responsibilities of the Company's officers and employees in the context of these obligations. It emphasises a pro-active approach to continuous disclosure and requires the Company to comply with the spirit as well as the letter of the ASX continuous disclosure requirements.

The policy specifies the Company representatives who are authorised to speak publicly on behalf of the Company and procedures for dealing with analysts. It also sets out how the Company deals with market rumour and speculation.

Principle 6 Respect the rights of shareholders

The Company's ordinary shares, which commenced trading on the ASX on 28 July 2006, are the Company's only publicly traded securities.

Because the Company has only recently been admitted to the official list of ASX, the Company is in the early stages of developing a formal shareholder communications strategy. However, whilst the Company has not formally adopted such a strategy, it acknowledges the importance of effective communication and has made this annual report available to all of them.

Furthermore all ASX announcements are posted on the Emeco website after they have been released to the ASX. The Company also proposes to place the full text of notices of meetings and explanatory material on the website.

The Company offers a number of options to shareholders in relation to electronic communications. Shareholders can elect to receive notification by email when payment advices, annual reports and notices of meetings and proxy forms are available on line. They can also elect to receive email notification of important announcements.

In relation to recommendation 6.2, the Company will provide its auditor with notice of the general meeting of the Company, as is required by section 249K of the *Corporations Act*. The Company will also request its auditor to attend its annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

Principle 7 Recognise and manage risk

Emeco Holdings Ltd accepts that risk is an unavoidable part of the Emeco Group's activities. However, the Company actively manages risk in order to optimise outcomes for shareholders and other stakeholders and ensure the integrity of the Group's financial statements.

The Board of the Company has adopted a Risk Management Policy which describes:

- the principal risks for the Emeco Group;
- the Group's risk management framework and controls; and
- the role and respective accountabilities of the Board, the Audit and Risk Committee and Emeco Group management within the risk management framework.

Directors' report contd.
For the year ended 30 June 2006

The Audit and Risk Committee is responsible for reviewing the effectiveness of the overall risk management framework. It is also required to review the Risk Management Policy on an annual basis.

In accordance with ASX Principle 7, the Managing Director and the Chief Financial Officer are required to provide a written statement to the Board that:

- the statement they give to the Board in relation to the integrity of the Emeco Group's financial statements is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- the Emeco Group's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

The Risk Management Policy is available on the Emeco website.

Principle 8 Encourage enhanced performance

The Company has established a Remuneration and Nomination Committee, the responsibilities of which include:

- critically reviewing the performance and effectiveness of the Board and its individual members;
- periodically assessing the skills required to discharge the Board's duties, having regard to the strategic direction of the Company; and
- reviewing the membership and performance of other Board committees and make recommendations to the Board.

A review of the performance of the Board and individual members did not take place during FY 2006. In this context it should be remembered that the Company was admitted to the official list and became subject to the ASX Best Practice Recommendations from 28 July 2006.

The Committee intends to review the performance of the Board prior to the end of the 2005/2006. The performance of the Managing Director is constantly monitored by the non-executive directors.

Formal reviews of the performance of each senior manager within the Emeco Group are conducted by the Managing Director in August/September each year. These performance reviews provide the Managing Director and each senior manager with the opportunity not only to review the manager's performance but also to review and assess the manager's personal and professional development objectives.

Principle 9 Remunerate fairly and responsibly

The Board has established a Remuneration and Nomination Committee which is required to comply with the terms of the Remuneration and Nomination Committee Charter.

The Emeco Group remuneration policy is substantially reflected in the objectives of the Committee. The Committee's objectives are to endeavour to ensure that:

- the Directors and senior management of the Group are remunerated fairly and appropriately;
- the remuneration policies and outcomes strike an appropriate balance between the interests of the Company's shareholders, and rewarding and motivating the Group's executives and employees in order to secure the long term benefits of their energy and loyalty; and

Directors' report contd.
For the year ended 30 June 2006

- the human resources policies and practices are consistent with and complementary to the strategic direction and human resources objectives of the Company as determined by the Board.

Under its Charter, the Remuneration and Nomination Committee is required to review and make recommendations to the Board about:

- the general remuneration strategy for the Group, so that it motivates the Group's executives and employees to pursue the long term growth and success of the Group and establishes a fair and transparent relationship between individual performance and remuneration;
- the terms of remuneration for the executive Directors and other senior management of the Group from time to time including the criteria for assessing performance;
- the outcomes of remuneration reviews for executives collectively, and the individual reviews for the executive Directors, and other senior management of the Group;
- remuneration reviews for executive and non-executive Directors;
- changes in remuneration policy and practices, including superannuation and other benefits;
- employee equity plans and allocations under those plans; and
- the disclosure of remuneration requirements in the Company's public materials including ASX filings and the annual report.

A remuneration report detailing the information required by section 300A of the *Corporations Act 2001* in relation to FY 2006 is included in the Directors' Report.

Principle 10 Recognise the legitimate interests of stakeholders

The Board has adopted a Code of Conduct, the objectives of which are set out in the section of this Corporate Governance Statement dealing with ASX Principle 3. The Code provides that employees, officers, consultants and contractors should at all times comply with the spirit as well as the letter of all laws which govern the operation of the Company and with the principles of the Code.

The Code also provides that any failure to act in compliance with its terms may result in disciplinary action, including in serious cases, termination of employment.

The Code of Conduct is available on the Emeco website.

Nature of operations and principal activities

The principal activities during the financial year of the entities within the Emeco Group were the Rental, Sales, and Maintenance of heavy earthmoving equipment.

As set out in this report, the nature of the Emeco Group's operations and principal activities have been consistent throughout the financial year.

Directors' report contd.
For the year ended 30 June 2006

Operating and financial review

Commentary on results

The Emeco Group

In order to compare actual operating performance against financial information and forecasts in the Prospectus, the financial results set out in the following table and discussed below have been prepared using pro forma actual 2005/2006 year results for the Emeco Group. The reported actual results set out in the statutory financial information have been adjusted ("pro-forma actual") to enable comparison to the pro-forma forecast disclosed in the Prospectus.

	Pro-forma Actual	Pro-forma Actual	IPO Pro-forma Forecast
	FY 2005	FY2006	FY 2006
Revenue	291.8	382.8	381.0
EBITDA	96.4	143.4	141.5
EBITA	63.0	89.4	88.6
Rental machines	431	814	823
Machine sales	464	429	

Consistent with prospectus disclosure, the company has reported pro forma revenue of $382.8 million up 31.2% and pro forma EBITDA of $143.4 million, up 48.7% for the year ending 30 June 2006 as compared to the previous corresponding period. This increase was driven predominantly by the Emeco Group's investment in 383 net additional rental machines in the year ended 30 June 2006. Part of this investment in net additional rental machines in the year ended 30 June 2006 results from the acquisition of River Valley in August 2005, which contributed a fleet of 114 rental machines on acquisition, and the acquisition of Andy's Earthmovers in January 2006, which contributed a fleet of 60 rental machines on acquisition.

Operating segments

	Pro-forma Actual	Pro-forma Actual	IPO Pro-forma Forecast
	FY 2005	FY2006	FY 2006
Revenue			
Rental	146.2	220.1	215.9
Sales	117.4	130.3	133.3
Parts & Maintenance	28.2	32.2	31.8
EBITDA			
Rental	84.5	131.4	129.3
Sales	8.6	8.8	9.0
Parts & Maintenance	3.3	3.2	3.2

Directors' report contd.
For the year ended 30 June 2006

EBITDA margins increased by 4.5 percentage points to 37.5%, for the year ending 30 June 2006 as compared to the previous corresponding period reflecting the increased contribution from Rental operations.

Depreciation increased by 61.7% to $54.0 million for the year ended 30 June 2006 as compared to the previous corresponding period. The increase in depreciation is primarily due to the increase in the rental fleet from 431 machines as at 30 June 2005 to 814 machines as at 30 June 2006 and in part due to a shift in the mix of the Australian fleet, with a significant number of growth and replacement machines being larger sized machines which are typically operated for longer hours on mine sites.

Amortisation expense increased by 11.7% to $10.5 million for the year ended 30 June 2006 reflecting amortisation of contract intangibles acquired upon River Valley and Andy's Earthmovers acquisitions.

Geographic highlights

<u>Australia</u>

	Pro-forma Actual	Pro-forma Actual	IPO Pro-forma Forecast
	FY 2005	**FY2006**	**FY 2006**
Revenue	244.6	291.4	290.8
EBITDA	73.3	104.9	102.0
EBITA	49.9	67.0	65.1
Rental machines	271	469	461

Strong continuing growth in the Queensland and Western Australian mining sectors continued to underpin robust earnings growth for Emeco's Australian business. In 2006, inventory of rental machines increased from 271 to 469 with the acquisition of Andy's in regional Victoria contributing significantly to this growth.

Management expects strong market conditions to remain in Australia with significant mine expansions and development planned in Western Australia, Queensland and New South Wales. New resource developments and continuing trends to outsourcing are expected to continue to drive Emeco's financial performance in Australia going forward.

Emeco will continue to seek organic growth opportunities in Australia via its existing customer contacts and networks as well as broadening its geographic base through targeted acquisitions in regions which it does not currently have a strong market presence.

Directors' report contd.
For the year ended 30 June 2006

Indonesia

	Pro-forma Actual	Pro-forma Actual	IPO Pro-forma Forecast
	FY 2005	**FY2006**	**FY 2006**
Revenue	27.8	32.7	33.3
EBITDA	22.5	24.2	24.9
EBITA	12.5	13.7	14.3
Rental machines	112	146	167

Indonesian mining activity remained robust throughout the year with growth in rental machine numbers driving a significant increase in revenue from $27.8m in 2005 to $32.7m in 2006. As at 30 June 2006, Indonesia's rental fleet had grown to 146 from 132 in 31 December 2005. While significant opportunities for further growth remain in Indonesia, Emeco remains focussed on continuing to improve returns from its existing fleet and will target growth opportunities on a selective basis.

Rest of the World

	Pro-forma Actual	Pro-forma Actual	IPO Pro-forma Forecast
	FY 2005	**FY2006**	**FY 2006**
Revenue	19.4	58.7	56.9
EBITDA	0.6	14.3	14.6
EBITA	0.6	8.7	9.2
Rental machines	-	199	195

Canada

The acquisition of River Valley in August 2005 continued to deliver for the Emeco Group throughout the year, capitalising on the significant growth in activity in the Alberta oil sands. At the time of acquisition, River Valley had approximately 114 items of rental equipment servicing the construction and mining sectors of Alberta province. This number increased to 199 by year end 2006.

Sustained oil sands mining activity throughout the North American winter also supported higher utilisation rates and profitability across the Canadian business. Emeco is targeting significant growth in Canada, using River Valley as a springboard to move more rapidly into the ever expanding Alberta oil, gas and coal sectors and the British Columbia metaliferous mining sector, with a focus on rental opportunities in the vast oil sands regions.

United States

The Emeco Group continues to grow its presence in the United States used equipment market through its Houston, Texas sales business and the sales and procurement office in Atlanta, Georgia. Prior to its recent listing, Emeco also announced the acquisition of a large package of heavy earth moving equipment partially deployed under rental contracts with coal mining companies in Kentucky and West Virginia. Consistent with Emeco's established strategy of growing its rental business from strategic sales beachheads, Emeco's US subsidiary has opened an office in London, Kentucky targeting rental opportunities in the Appalachian region.

Directors' report contd.
For the year ended 30 June 2006

Management continues to focus on significant opportunities for expanding its rental fleet in the Appalachian region and bolstering its local management team and believes the fragmented operator market in the Appalachian coal fields provides a significant in market opportunity for Emeco going forward.

Europe

The Emeco Group's small procurement and trading presence in Western Europe continues to focus on procurement opportunities and was expanded with additional personnel through the course of 2006.

Management remains focussed on building the sales and procurement business in Europe, particularly in the Netherlands and believes significant procurement opportunities in Africa, Russia and the Middle East may be accessed through this strategic location. Emeco will continue to seek acquisition opportunities in Europe to broaden and extend its existing operations.

Capital expenditure and funds employed

	Pro-forma Actual	Pro-forma Actual	IPO Pro forma forecast
	FY 2005	FY2006	FY2006
Capital expenditure	86.7	313.1	295.2
Maintenance	15.7	45.8	38.0
Growth	71.0	267.3	257.2
Net Working capital movement	4.5	52.0	37.4
Funds employed	326.8	627.9	619.6
ROFE EBITDA (1)	33.4%	29.7%	28.2%
ROFE EBITA (1)	21.7%	18.5%	17.6%

(1) Based on pro forma statutory results

Capital expenditure increased by 261.1% to $313.1 million for the year ending 30 June 2006 as compared to the previous corresponding period. Of the total, Maintenance Capital Expenditure increased by 191.7% to $45.8 million driven by the increased rental fleet size, a larger number of rental machines requiring capitalised maintenance and increased replacements of the existing rental fleet.

Growth Capital Expenditure increased by 276.5% to $267.3 million in the year ending 30 June 2006 as compared to the previous corresponding period driven by organic growth in the Australian rental fleet, the acquisition of River Valley, the subsequent expansion of the Canadian business, and the acquisition of Andy's Earthmovers.

As a result of capital expenditures throughout the year offsetting depreciation of $54.0 million, Funds Employed increased by 92.1% to $627.9 million by year end reflecting an increase in Funds Employed of $301.1 million.

EBITDA ROFE of 29.7% and EBITA ROFE of 18.5% in the year ending 30 June 2006 are below historical average primarily due to the $292.8 million increase in Funds Employed to $627.9 million as described above and the significant increase in sales inventories over the period to support the growth in the underlying business.

Directors' report contd.
For the year ended 30 June 2006

Outlook and recent developments

The outlook remains strong for Emeco in each of its five operating theatres. Management expects tight supply conditions to remain in place for its target heavy earth moving equipment, with commentary from key suppliers suggesting significant new capacity is unlikely in the near term.

Furthermore, sustained demand from China and India for key commodities continues to support further development of mining infrastructure and forecast increases in volume of earth moved in each of the major geographies in which Emeco currently operates.

Recent estimates by industry experts AME and ABARE suggest underlying growth in volume out of ground will continue robustly with forecast annual growth in earth moved for Emeco's major industry exposures expected at approximately 6.1% from 2005 – 2010. Strong existing relationships with mine operators and continuing trends towards outsourcing of materials handling by mine operators are expected to continue to underpin Emeco's financial performance in the future.

Civil construction demand for heavy earth moving equipment in Australia and Canada also remains strong with the outlook particularly positive in North America as a result of the Alaskan/Canadian Pipeline project and US Federal Highways plan.

Although market conditions for the supply of low-houred heavy earth moving equipment remain tight, Emeco's global procurement network continues to successfully identify significant opportunities for the expansion of Emeco's rental fleet and sales inventory. As a result of recent procurement successes, management expects to exceed forecast FY07 capital deployment targets.

Year to date committed Growth Capital Expenditure currently sits at $156.7m compared with full year FY07 prospectus forecasts of $113.4m and year to date committed maintenance capital expenditure of $57.1m compares with full year FY07 prospectus forecasts of $54.6m. Our procurement successes to date, along with additional success throughout the balance of the year coupled with some targeted acquisitions are likely to result in Emeco exceeding its prospectus capital deployment forecasts for FY07.

Although deployment lags inevitably delay the full earnings benefits from the increased capital deployments in Emeco's year FY07 result, these successes continue to underpin management and the Board's confidence in Emeco's 2007 prospectus forecast of 44.6% growth in pro forma EBITDA to $207.3 and full year forecast pro forma (pre amortisation) NPATA of $73.7 million.

Dividends

The Company has proposed not to pay a dividend for the year ended 30 June 2006.

Significant changes in state of affairs

During the financial year under review there were no significant changes in the Emeco Group's state of affairs other than those disclosed in the operating and financial review section above or in the financial statements and the notes thereto.

Significant events after balance date

Completion of the IPO

Following the successful completion of the Company's initial public offering (**IPO**), the Company's ordinary shares commenced trading on ASX on 28 July 2006 on a conditional and deferred settlement basis and on an unconditional basis on 7 August 2006. Following completion of the IPO, the Company used the gross proceeds of the IPO to:

- reduce net debt to approximately $250 million (including the elimination of all debt relating to the Emeco Ltd exchangeable notes – see below);
- pay the costs of the IPO;
- acquire all of the issued capital of Emeco (UK) Ltd.

Redemption of Emeco Ltd exchangeable notes

On 4 August 2006, Emeco Ltd redeemed all outstanding exchangeable notes (**Notes**) which had not been exchanged for the Company's ordinary shares in the IPO. On 15 August 2006, Emeco Ltd was removed at its request from the official list of the ASX.

Acquisition of Bevans

Under an asset purchase agreement dated 13 June 2006, Emeco International Pty Ltd, a subsidiary of the Company, agreed to acquire Bevans, an independent earthmoving equipment rental and sales business based in Orange, NSW.

The acquisition price for the business comprised a cash component of $8.7 million, and an issue of 666,666 shares in the Company to the vendor. The acquisition of Bevans was completed on 5 July 2006.

Acquisition of equipment by Emeco Equipment (USA) LLC

On 10 July 2006, Emeco Equipment (USA) LLC, a member of the Emeco Group of companies, acquired from TSM North America Inc. (**TSM**) a large package of TSM's heavy earth moving equipment which is partially deployed under rental contracts with coal mining companies in Kentucky and West Virginia.

Under the terms of the sale agreement between Emeco and TSM, Emeco acquired approximately 50 machines for a purchase price of US$11.4 million. Emeco was also assigned a number of TSM's equipment rental contracts.

Likely developments and expected results

The directors remain confident the Emeco Group will meet the earnings forecasts for the 2007 year contained in the Prospectus.

In the opinion of the directors, disclosure of other information on likely developments in the Emeco Group in future financial years and the expected results of those operations would be likely to result in unreasonable prejudice to the Emeco Group. Accordingly such additional information has not been included in this report.

Directors interest in shares of the Company

The relevant interests of each Director in the shares, debentures, and rights or options over such shares or debentures issued by the companies within the Emeco Group and other related bodies corporate, as notified by the directors to the ASX in accordance with s.205G(1) of the *Corporations Act* 2001, at the date of this report are as follows:

Table 4 – Directors' interests

	Ordinary shares	Options over ordinary shares
Greg Minton	161,267	-
Laurie Freedman	18,000,000	4,800,000
Robin Adair	6,000,000	1,600,000
Alec Brennan	926,315	-
Stuart Fitton	388,028	-
Peter Johnston	-	-
Paul McCullagh	184,907	-

Remuneration report

Background (unaudited)

The Company does not employ any employees. Most key executives of the Emeco Group are employed by Emeco International Pty Ltd, a wholly owned subsidiary of the Company.

Prior to its removal from the official list of ASX, Emeco Ltd, a wholly owned subsidiary of the Company, was the sole listed entity within the Emeco Group. In May 2005, the Board of Emeco Ltd adopted a Remuneration Committee Charter and, in accordance with the terms of the charter, established a Remuneration Committee which reviewed and monitored remuneration policy for the entire Emeco Group during FY 2006.

In June 2006, in anticipation of its admission to the ASX's official list, the Company established a Remuneration and Nomination Committee to supersede the Emeco Ltd Remuneration Committee.

The responsibilities and objectives of the Remuneration and Nomination Committee are, in relation to remuneration matters, substantially the same as the responsibilities and objectives of the now defunct Emeco Ltd Remuneration Committee.

Principles of remuneration (audited)

The Emeco Group remuneration policy is substantially reflected in the objectives of the Remuneration and Nomination Committee. The Committee's objectives are to endeavour to ensure that:

- the Directors of the Company and senior management of the Group are remunerated fairly and appropriately;
- the remuneration policies and outcomes of the Company strike an appropriate balance between the interests of the Company's shareholders, and rewarding and motivating the Group's executives and employees in order to secure the long term benefits of their energy and loyalty; and

- the human resources policies and practices are consistent with and complementary to the strategic direction and human resources objectives of the Company as determined by the Board.

At the time of determining the remuneration of the key executives for FY 2006, the policy of the Company was to set fixed remuneration at levels which would attract and retain appropriately qualified and experienced executives capable of:

- fulfilling their respective roles within the Group;
- achieving the Group's strategic objectives; and
- maximising Emeco Group earnings and the returns to shareholders.

Details of the elements comprising the remuneration of the Emeco Group's key executives, including each Director and each of the five named Emeco Group executives who received the highest remuneration in FY 2006 are set out in table 5. Table 5 does not include the following components of compensation because they were not provided to key executives during FY 2006: short term cash profit-sharing bonuses, long term incentives distributed in cash, post employment benefits other than superannuation and share based payments other than shares and units. Table 6 provides comparative information in relation to the remuneration of the Emeco Group's key executives for the prior period 14 December 2004 to 30 June 2005. The commencement date of this prior period, i.e. 14 December 2004, coincides with the date of incorporation of Emeco Holdings Ltd.

Table 5 - Directors' and executive officers' remuneration (Company and consolidated) (audited)

	Short-term benefits			Post employment benefits	Other long term benefits	Termination benefits	Share based payments	Total	Proportion of remuneration performance related
	Salary & *Fees* $	STI cash *bonuses* (A) $	Non-monetary benefits $	Superannuation benefits $	$	$	MISP $	$	%
Non - Executive Directors									
Greg Minton	-	-	-	-	-	-	-	-	-
James Carnegie	-	-	-	-	-	-	-	-	-
Rob Koczkar	-	-	-	-	-	-	-	-	-
Paul McCullagh	-	-	-	-	-	-	-	-	-
Alec Brennan	-	-	-	-	-	-	33,597	33,597	-
Stuart Fitton	24,700	-	-	-	-	-	-	24,700	-
Executive Directors									
Laurie Freedman Managing Director	600,923	107,250	26,359	-	-	-	-	734,532	14.6%
Robin Adair Chief Financial Officer	323,076	70,000	29,256	32,308	-	-	-	454,640	15.4%
TOTAL ALL DIRECTORS	948,699	177,250	55,615	32,308	-	-	33,597	1,247,469	

Directors' report contd.
For the year ended 30 June 2006

Table 5 Directors' and executive officers' remuneration (Company and consolidated) – contd. (audited)

	Short-term benefits			Post employment benefits	Other long term benefits	Termination benefits	Share based payments	Total	Proportion of remuneration performance related
	Salary & Fees $	STI cash bonuses (A) $	Non-monetary benefits $	Superannuation benefits $	$	$	MISP $	$	%
Executives									
D Jeffery General Manager Rental, Eastern Region (until 22/01/2006) (B)	134,326	26,500	43,508	12,089	-	-	-	216,423	12.2% (C)
D Jeffery President, North America (from 23/01/2006)	140,800	-	72,655	16,561	-	-	-	230,016 (B)	-
Total for D Jeffery	275,126	26,500	116,163	28,650	-	-	-	446,439	5.9%
W Malvern General Manager, Global Procurement	255,422	22,000	-	47,413	-	-	-	324,835	6.8%
T Sauvarin General Manager, Emeco Sales	255,422	-	-	47,413	-	-	-	302,835	-
D Tilbrook General Manager Rental, Western Region	237,884	50,000	33,054	21,410	-	-	-	342,348	14.6%
M Turner General Manager, Emeco Parts, Maintenance & Plant	237,884	40,000	22,040	21,410	-	-	-	321,334	12.4%
R Parish General Manager Indonesia (D)	127,795	-	75,960	21,619	-	-	21,587	246,961 (D)	-
TOTAL ALL EXECUTIVES	1,389,533	138,500	247,217	187,915	-	-	21,587	1,984,752	

(A) The short term incentive bonus is for performance during FY 2006. The amount awarded to each executive was finally determined on 27 August 2006 after completion of performance reviews.

(B) Mr Jeffery's remuneration in relation to his position as President North America has been converted to Australian dollars from US dollars on the basis of an AUD/USD exchange rate of USD $0.75.

(C) The proportion of Mr Jeffery's remuneration which was performance related has been calculated solely by reference to the remuneration he received as General Manager Rental, Eastern Region.

(D) Mr Parish's remuneration has been converted to Australian dollars from US dollars on the basis of an AUD/USD exchange rate of USD $0.75.

Table 6 - Directors' and executive officers' remuneration for the period 14 December 2004 to 30 June 2005 (Company and consolidated) (audited)

	Short-term benefits			Post employment benefits	Other long term benefits	Termination benefits	Share based payments	Total	Proportion of remuneration performance related
	Salary & Fees $	STI cash bonuses (A) $	Non-monetary benefits $	Superannuation benefits $	$	$	MISP $	$	%
Non - Executive Directors									
Greg Minton	-	-	-	-	-	-	-	-	-
James Carnegie	-	-	-	-	-	-	-	-	-
Rob Koczkar	-	-	-	-	-	-	-	-	-
Paul McCullagh	-	-	-	-	-	-	-	-	-
Executive Directors									
Laurie Freedman Managing Director	280,000	-	18,871	-	-	-	-	298,871	-
Robin Adair Chief Financial Officer	119,615	75,190	17,555	11,961	-	-	-	224,321	33.5%
TOTAL ALL DIRECTORS	399,615	75,190	36,426	11,961	-	-	-	523,192	

Directors' report contd.
For the year ended 30 June 2006

Table 6 - Directors' and executive officers' remuneration for the period 14 December 2004 to 30 June 2005 – contd. (audited)

	Short-term benefits			Post employment benefits	Other long term benefits	Termination benefits	Share based payments	Total	Proportion of remuneration performance related
	Salary & Fees $	STI cash bonuses (A) $	Non-monetary benefits $	Superannuation benefits $	$	$	MISP $	$	%
Executives									
D Jeffery General Manager Rental, Eastern Region	95,623	35,000	25,796	19,350	-	-	-	175,769	19.9%
W Malvern General Manager, Global Procurement	113,481	-	-	15,913	-	-	-	129,394	-
T Sauvarin General Manager, Emeco Sales	113,481	-	-	15,913	-	-	-	129,394	-
D Tilbrook General Manager Rental, Western Region	100,481	35,000	13,436	9,043	-	-	-	157,960	22.2%
M Turner General Manager, Emeco Parts, Maintenance & Plant	100,481	35,000	8,928	9,043	-	-	-	153,452	22.8%
TOTAL ALL EXECUTIVES	523,547	105,000	48,160	69,262	-	-	-	745,969	

Non - executive directors (audited)

As at 30 June 2006, the board of Emeco Holdings Ltd comprised six non-executive directors and two executive directors. Two of the non-executive directors, Greg Minton and James Carnegie, were representatives of private equity funds advised by Archer Capital. Another two of the non-executive directors, Paul McCullagh and Rob Koczkar, were representatives of private equity funds advised by Pacific Equity Partners. None of these four non-executive directors of Emeco received any form of remuneration during FY 2006.

Mr Alec Brennan was appointed as a director of the Company in August 2005. His remuneration as a director for FY 2006 was paid in the form of the issue of 500,000 shares in the Company under the terms of the Company's Management Incentive Share Plan (**MISP**). The shares vest in equal proportions over 5 years. In accordance with the terms of the MISP, the Company provided Mr Brennan with an interest free loan to fund the purchase of the shares, the key terms of which are described below. The issue of these shares to Mr Brennan and the vesting of the shares does not depend on a performance condition because they have been issued in lieu of cash remuneration. Further details regarding the issue of shares to Mr Brennan are set out below.

Mr Stuart Fitton was appointed in April 2006. His remuneration as a director during FY 2006 comprised a cash director's fee of $100,000 pa.

Executive directors and senior executives

Fixed remuneration (audited)

Fixed remuneration comprises base salary, employer superannuation contributions and other allowances such as motor vehicle allowances and non-cash benefits.

Each executive's fixed remuneration is reviewed and benchmarked against appropriate market comparisons annually in September. The executive's responsibilities, experience, qualifications, performance and geographic location are also taken into account.

Emeco's broad objective is to set fixed remuneration at levels which ensure the Company is able to attract and retain the best available key executives.

Performance linked remuneration

Performance linked remuneration includes both short term incentives (**STIs**) and long term incentives (**LTIs**).

LTI remuneration (audited)

In FY 2006 LTIs did not form part of the remuneration of any key executives because their significant shareholdings in the Company were considered to adequately align their interests with the interests of the Company and its shareholders and provide them with sufficient incentive to achieve the long term objectives of the Emeco Group.

However, as part of preparing the Company for the IPO, the board of the Company determined that, following the IPO and conditional on it occurring, the remuneration of the Managing Director and the Chief Financial Officer should be restructured to include an LTI component.

On 4 August 2006, following the successful completion of the IPO, 4,800,000 options were issued to Mr Freedman and 1,600,000 options were issued to Mr Adair under the Company's Employee Incentive Plan. Each option granted to Mr Freedman and Mr Adair entitles the holder to subscribe for an ordinary share at a price of $1.925. The options will vest in three equal tranches and each will be subject to the following vesting conditions:

- for the financial year ending 30 June 2007, 1/3 of the Options will vest on the date that final audited results for Emeco Holdings for that year are released, provided that Emeco Holdings has achieved an Actual Earnings Per Share equal to or greater than the Forecast Earnings Per Share;

- for the financial year ending 30 June 2008, 1/3 of the Options will vest on the date that final audited results for Emeco Holdings for that year are released, provided that Emeco Holdings has achieved an Actual Earnings Per Share equal to or greater than 110% of the Forecast Earnings Per Share; and

- for the financial year ending 30 June 2009, 1/3 of the Options will vest on the date that final audited results for Emeco Holdings for that year are released, provided that Emeco Holdings has achieved an Actual Earnings Per Share equal to or greater than 121% of the Forecast Earnings Per Share.

Mr Freedman's options vest only if he holds the position of Managing Director of the Company at the time of vesting.

Mr Adair's options vest only if he is an employee of the Company at the time of vesting or he is subject to a deemed termination, ie the Company materially and substantially changes his duties beyond the duties ordinarily performed by a Chief Financial Officer, other than with his agreement, or the Company is removed from the official list of the ASX.

The options issued to Mr Freedman and Mr Adair expire 5 years after their date of issue.

Short term incentive bonus payments for FY 2006 (audited)

Performance linked remuneration was paid to the Executive Directors and key executives in the form of bonus payments for FY 2006. For key executives other than the Managing Director, performance indicators and the Managing Director's assessment of the executive's overall contribution to the performance of the Emeco Group were considered in determining bonus payments.

Performance indicators were identified for each executive on the basis of their particular functional responsibilities within the Emeco Group. Most of these indicators were principally based on business unit or group financial performance and were used to assess the performance of the executive and the extent to which the executive fulfilled his responsibilities and contributed to the performance of a particular business unit or to the Emeco Group in meeting its strategic objectives. However, not all of the indicators were financial; for example, some of them relate to the sustainability of the Emeco Group (e.g. safety performance) or to principles of good governance (e.g. reporting and disclosure issues).

As a general rule bonus payments to Executive Directors and key executives, other than the Managing Director and the President, North America, were capped so that an executive could not receive a bonus which exceeds an amount equal to 20% of the recipient's annual salary.

Mr Freedman was entitled to a bonus of up to 30% of his annual salary for FY 2006. His bonus was determined by reference to the percentage by which EBITDA for the Emeco Group for the year exceeded budgeted EBITDA as follows:

Table 6 – CEO bonus structure

% by which EBITDA for 2005/2006 exceeds budgeted EBITDA	% of bonus to be paid
>0% to 7.5%	30%
>7.5% to 15%	65%
>15%	100%

This direct linkage of Mr Freedman's bonus to the profit performance of the Emeco Group was considered appropriate in light of his role as Managing Director. The directors assessed whether Mr Freedman had satisfied this performance condition by reviewing the audited EBITDA result for FY 2006 and comparing it with the budgeted result.

The performance indicators adopted to determine Mr Adair's entitlement to an STI bonus reflected the directors' expectation that the Chief Financial Officer should ensure that the planned rapid expansion of the Emeco Group in FY 2006 would be facilitated by sound capital management and would be supported by adequate corporate resources and the implementation of appropriate corporate services, systems and processes. The directors assessed whether Mr Adair had satisfied these performance indicators by assessing the Emeco Group's success in achieving its financial and corporate objectives for FY 2006, the extent to which businesses acquired during the year had been successfully integrated into the Emeco Group and the success of the Company's debt and equity capital raisings during the year.

Mr Tilbrook commenced employment as the General Manager, Australian Rental Operations on 1 October 2005. Prior to 1 October 2005, Mr Tilbrook was the General Manager Rental, Western Region. 60% of his STI bonus was dependent upon actual EBIT of the Australian rental division for FY 2006 exceeding the budgeted result for the year by 15%. This direct linkage of the major proportion of Mr Tilbrook's bonus to the profit performance of the business unit for which he is ultimately responsible was considered appropriate because it served to align his interests with the interests of the Company and the shareholders in achieving optimal performance of the Australian rental division. The Managing Director assessed whether Mr Tilbrook had satisfied this performance condition by reviewing the actual audited EBIT result for FY 2006 and comparing it with the budgeted result. The criteria for the remaining proportion of Mr Tilbrook's STI bonus were performance related and at risk, but did not consist of financial performance hurdles.

20% of Mr Turner's STI bonus was dependent upon actual EBIT of the Emeco Parts business exceeding actual EBIT for the 2004/2005 year by 10%. The allocation of 20% of Mr Turner's bonus to the performance of the Emeco Parts business, a business unit for which he is ultimately responsible, was considered appropriate in light of the breadth of Mr Turner's responsibilities as General Manager, Emeco Parts, Maintenance and Plant and the need to establish a number of separate performance criteria in respect of his other responsibilities. The direct linkage of a significant proportion of Mr Turner's bonus to the profit performance of Emeco Parts was considered appropriate because it served to align his interests with the interests of the Company and the shareholders in achieving optimal performance of the Emeco Parts business. The Managing Director assessed whether Mr Turner had satisfied this performance condition by reviewing the actual EBIT result for FY 2006 and comparing it with the audited result for the 2005 year. The criteria for the remaining proportion of Mr Turner's STI bonus were performance related and at risk, but did not consist of financial performance hurdles.

Mr Jeffery was employed in Australia as the General Manager Rental, Eastern Region until 22 January 2006. Mr Jeffery commenced his employment with Emeco Equipment (USA) LLC as President, North America on 23 January 2006. Mr Jeffery's bonus entitlement for FY 2006 was determined by reference to his period of employment during the year as General Manager, Rental Eastern Region. 60% of Mr Jeffery's STI bonus was dependent upon actual EBIT of the Qld and NSW rental businesses for the period from 30 June to 31 December 2005 exceeding the budgeted result for the period by 10%. This direct linkage of the major proportion of Mr Jeffery's bonus to the profit performance of the business units for which he was ultimately responsible was considered appropriate because it served to align his interests with the interests of the Company and the shareholders in achieving optimal performance of the two regional rental businesses. The Managing Director assessed whether Mr Jeffery had satisfied this performance condition by reviewing the actual EBIT result for the half year and comparing it with the budgeted result. The criteria for the remaining proportion of Mr Jeffery's STI bonus were performance related and at risk but did not consist of financial performance hurdles.

Bonuses for each other senior executive were determined by the Managing Director taking into account agreed performance indicators and the Managing Director's assessment of the overall performance of the executive in contributing to the earnings of the Emeco Group.

Analysis of bonuses included in remuneration (unaudited)

Details of the vesting profile of the short term incentive cash bonuses awarded to executives referred to in table 5 are set out below:

Table 7 – Key executive STI vesting profile

	Short term incentive bonus		
	Included in remuneration (A) $	% vested in year	% forfeited in year (B)
Mr L Freedman	107,250	65	35
Mr R Adair	70,000	100	0
Mr D Jeffery	26,500	50	50
Mr W Malvern	22,000	50	50
Mr D Tilbrook	50,000	100	0
Mr M Turner	40,000	80	20

Notes:

(A) Amounts included in remuneration for FY 2006 represents the amount that vested in the year based on the achievement of personal goals and satisfaction of performance conditions. No amounts vest in future financial years in respect of the bonus scheme for FY 2006.

(B) Amounts forfeited are due to the performance or service criteria not being met in relation to FY 2006.

***Equity instruments* (audited)**

During FY 2006, the Company made share based payments to Mr Brennan and Mr Parish under the Company's Management Incentive Share Plan (MISP). Details of the share issues made to each of them under the MISP are set out below:

Table 8 – MISP issues to directors and key executives

	Alec Brennan	Rodney Parish
Number of shares issued under the MISP (A)	500,000	600,000
Issue price of the MISP shares	$0.61	$0.61
Date of Issue	18 August 2005	5 September 2005 (B)
Amount of Company loan in respect of MISP shares outstanding at reporting date	$305,000	$366,000
Highest amount of indebtedness during the period	$305,000	$366,000
Fair value recognised as remuneration during the year	$33,597	$21,587

Notes:

(A) The number of shares shown above is the number now on issue to each of Mr Brennan and Mr Parish following the 2 for 1 share split which preceded the IPO.

(B) Mr Parish was issued 300,000 ordinary shares in Emeco (UK) Ltd on 5 September 2005 which had an identical value to the shares in Emeco Holdings Ltd. As part of the corporate reorganisation which occurred prior to the IPO, Mr Parish's shares in Emeco (UK) Ltd were acquired by Emeco Holdings Ltd in exchange for shares in Emeco Holdings Ltd and on the same terms as those on which he held the shares in Emeco (UK) Ltd.

Key terms and conditions of the issue of shares to Mr Brennan under the MISP are as follows:

- In accordance with the terms of the MISP the Company provided Mr Brennan with an interest-free, limited recourse loan (**Loan**) to enable him to subscribe for the MISP shares.
- The shares vest over a 5 year period with the first 20% of the shares vesting 1 year after the date of issue and a further 20% vesting each year thereafter until all of the shares have vested.
- If Mr Brennan's appointment as a director is terminated prior to all of his MISP shares vesting, then in relation to those shares which have not vested, the Company is required to buy them back, cancel them or transfer them to a nominee at a price equal to the Loan amount outstanding in respect of them and to set off payment of the purchase price against the Loan amount owed to the Company. In relation to those shares which have vested, the Company must buy them back or transfer them to a nominee of the board and pay to Mr Brennan a purchase price equal to their market value, subject to the Company setting off the Loan amount outstanding in respect of the vested shares.
- Subject to the approval of the board, the Loan can be repaid at any time but must be repaid by the tenth anniversary of the commencement date of the MISP.
- Any dividends or capital distributions which may become payable in respect of the MISP shares may be applied by the Company in reducing the amount of the loan.

Key terms and conditions of the issue of shares to Mr Parish under the MISP are as follows:

- In accordance with the terms of the MISP the Company provided Mr Parish with an interest-free, limited recourse loan (**Loan**) to enable him to subscribe for the MISP shares.

- The shares vest over a 5 year period with the first 25% of the shares vesting 2 years after the issue date. The shares then vest on an annual basis until all of the shares have vested on the 5th anniversary of their issue.

- If Mr Parish's employment with the Emeco Group is terminated prior to all of his MISP shares vesting, then in relation to those shares which have not vested, the Company is required to buy them back, cancel them or transfer them to a nominee at a price equal to the Loan amount outstanding in respect of them and to set off the payment against the Loan amount owed to the Company. In relation to those shares which have vested, the Company must buy them back or transfer them to a nominee of the board and pay to Mr Parish a purchase price equal to their market value, subject to the Company setting off the Loan amount outstanding in respect of the vested shares.

- Subject to the approval of the board, the Loan can be repaid at any time but must be repaid by the tenth anniversary of the commencement date of the MISP.

- Any dividends or capital distributions which may become payable in respect of the MISP shares may be applied by the Company in reducing the amount of the loan.

The share issues under the MISP to Mr Brennan and Mr Parish and the time based vesting conditions in respect of the shares were not dependent on the satisfaction of a performance condition because in both cases the issue of shares to them and the inclusion of time based vesting conditions in the terms of issue were intended to provide them with an incentive to remain with the Emeco Group. That is, the terms upon which the shares were issued to Mr Brennan and Mr Parish were intended to operate as a retention incentive arrangement rather than a performance incentive arrangement.

Service contracts (audited)

Other than Mr Freedman and Mr Jeffery, each of the key executives named in table 5 were employed by Emeco International Pty Ltd during FY 2006 pursuant to contracts which provide for an indefinite term and which are terminable on either party giving 6 months' notice or on the payment by Emeco International Pty Ltd to the executive of up to 6 months' salary in lieu of notice. No termination payments other than salary in lieu of notice and accrued statutory leave entitlements are payable under these contracts.

Mr Freedman was employed by Emeco International Pty Ltd during FY 2006 pursuant to a contract which provided for an indefinite term and which were terminable on either party giving 12 months' notice or on the payment by Emeco International Pty Ltd to the executive of up to 12 months' salary in lieu of notice. No termination payments other than salary in lieu of notice and accrued statutory leave entitlements were payable under Mr Freedman's contract.

Mr Jeffery is employed by Emeco Equipment (USA) LLC pursuant to a contract which provides for a fixed term expiring on 31 December 2008, subject to either party being able to give 6 months notice or on the payment by Emeco Equipment (USA) LLC to Mr Jeffery of up to 6 months' salary in lieu of notice. No termination payments other than salary in lieu of notice and accrued leave entitlements are payable.

Subsequent to the end of FY 2006 and as part of the process of preparing the Company for the IPO, new service contracts were entered into with Mr Freedman and Mr Adair.

Under his new contract, Mr Laurie Freedman has agreed to act as Managing Director of the Group until at least 31 December 2008. Under this contract, Mr Freedman's remuneration has been structured so that he receives a base amount of $850,000 per annum (exclusive of superannuation and other entitlements outlined in his contract), together with the capacity to qualify for an STI performance bonus each year of up to 100% of the base amount calculated by reference to the earnings per share performance of Emeco Holdings. For the 2006/2007 financial year, Mr Freedman is entitled to receive his STI performance bonus if actual earnings per share equal or exceed forecast earnings per share. The contract may be terminated by either Mr Freedman or Emeco upon provision of 12 months notice of termination, although Mr Freedman has agreed that he will not provide such notice until at least 1 January 2008. Emeco may also terminate Mr Freedman's employment immediately, by making a payment in lieu of 12 months remuneration package, which would be the total of his base amount, plus superannuation and car allowance, being an amount of approximately $1,122,000.

Under his new contract Mr Adair has agreed to act as Chief Financial Officer of the Group until at least 30 June 2009. Under his contract, Mr Adair's remuneration has been structured so that he receives a base amount of $450,000 per annum (exclusive of superannuation and other entitlements outlined in his contract), together with the capacity to qualify for an STI performance bonus each year of up to 50% of the base amount calculated by reference to the earnings per share performance of Emeco Holdings. For the 2006/2007 financial year, Mr Adair is entitled to receive his STI performance bonus if actual earnings per share equal or exceed forecast earnings per share. The contract may be terminated by either Mr Adair or Emeco upon provision of 12 months notice of termination, although Mr Adair has agreed that he will not provide such notice until at least 1 January 2009. Emeco may also terminate Mr Adair's employment immediately, by making a payment in lieu of 12 months remuneration package, which would be the total of his base amount, plus superannuation and car allowance, being an amount of approximately $585,000. If Mr Adair's duties are materially altered during the term of his employment or Emeco Holdings delists from ASX, Mr Adair may receive payment equal to 12 months of his base amount plus the maximum performance bonus amount for the relevant financial year. In addition, the Options then granted to Mr Adair will immediately vest.

Remuneration and the Company's performance (unaudited)

The Company was incorporated as a proprietary company on 14 December 2004. It is therefore not possible to discuss the relationship between the Company's remuneration policy and the Company's performance for the previous 4 financial years.

However, based on the pro forma historical information set out in section 7 of the Prospectus, and the consolidated results set out in the Company's financial statements for FY 2006, the Emeco Group has achieved a compound annual growth rate in EBITA of 37.6% for the period from FY 2003 to FY 2006.

The directors consider that the remuneration policies of the Emeco Group while it was privately held were successful in aligning the interests of the senior managers with the interests of the Emeco Group and its former owners and this success is reflected in the earnings growth of the Group.

The directors also consider that the remuneration policies and practices adopted and approved by the Emeco Ltd Remuneration Committee for the Emeco Group's directors, secretary and senior managers for FY 2006 provided them with appropriate rewards and motivated them to continue to perform in the best interests of the Company and its shareholders.

In relation to the current 2005/2006 year, the Emeco Group's EBITA increased by 41.7% from the pro forma results for the 2004/2005 year. This increase in EBITA is in part attributable to the alignment of management's interests with those of the Company and its shareholders which is in turn partly attributable to the Company's remuneration policies. The increase in the Emeco Group's earnings over the past 5 years has resulted in a substantial increase in shareholder wealth, some of which was realised by the previous shareholders in the sale of their shares in the Emeco Group to senior management and funds controlled by Archer Capital and Pacific Equity Partners in January 2005, and a substantial proportion of which was realised by some of the Company's existing shareholders in the IPO.

As disclosed in the Prospectus, each of the senior managers will continue to maintain a significant shareholding in the Company for the entire 2006/2007 financial year.

Indemnification and insurance of directors, officers and auditors

The Company has entered into a deed of access, indemnity and insurance with each of the following current directors, Mr G Minton, Mr R Adair, Mr A Brennan, Mr S Fitton, Mr L Freedman, Mr P McCullagh and Mr P Johnston, and with each of the following former directors, Mr J Carnegie and Mr R Koczkar. Under the terms of the deed, the Company indemnifies the director or former director, to the extent permitted by law, for liabilities incurred as an officer of the Company. The deed provides that the Company must advance the director reasonable costs incurred by the director in defending certain proceedings or appearing before an inquiry or hearing of a government agency.

Since the end of the previous financial year, the Company has paid premiums in respect of contracts insuring the current and former directors and officers of the Emeco Group, including senior executives, against liabilities incurred by such a director, officer or executive to the extent permitted by the Corporations Act 2001. The contracts of insurance prohibit disclosure of the nature of the liability cover and the amount of the premium.

The Emeco Group has not indemnified its auditors, KPMG.

Non-audit services

During the year KPMG, the Company's auditors, has performed certain other services in addition to their statutory duties.

The Board has considered the non audit services provided during the year by the auditor and is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services were subject to the Corporate governance procedures adopted by the Company;
- the non audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 *Professional independence*, as they did not involve reviewing or auditing the auditors own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing the risks and rewards.

A copy of the auditor's independence declaration as required under Section 307C of the *Corporation Act 2001* is included in the director's report.

Details of fees paid to the Company's auditors for non audit services are found in Note 4 of the financial report.

Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/100 dated 10 July 1998. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors



Laurie Freedman
Managing Director

Dated at Perth the 12th day of September 2006



Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Emeco Holdings Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

B C FULLARTON
Partner

Perth
12 September 2006

Emeco Holdings Limited and its Controlled Entities
Income Statements
For the year ended 30 June 2006

	Note	Consolidated 2006 $'000	Consolidated Period 14 December 04 to 30 June 05 $'000	The Company 2006 $'000	The Company Period 14 December 04 to 30 June 05 $'000
Revenue from rental income		217,050	79,571	-	-
Revenue from the sale of machines and parts		154,157	69,286	-	-
Revenue from maintenance services		11,638	3,295	-	-
		382,845	152,152	-	-
Changes in machinery and parts inventory		(35,660)	743	-	-
Machinery and parts purchases and consumables		(94,048)	(60,243)	-	-
Repairs and maintenance		(57,333)	(20,580)	-	-
Employee expenses		(22,306)	(7,966)	-	-
Hired in equipment and labour		(5,589)	(2,525)	-	-
Gross profit		167,909	61,581	-	-
Other income	2	1,730	1,167	-	-
Other expense		(27,699)	(14,126)	(2,033)	(710)
Share of loss of joint venture entities accounted for using the equity method		-	(4)	-	-
EBITDA[1]		141,940	48,618	(2,033)	(710)
Depreciation expense	3	(54,005)	(14,990)	-	-
Amortisation expense	3	(10,509)	(9,485)	-	-
EBIT[2]		77,426	24,143	(2,033)	(710)
Financial income	3	1,184	407	-	-
Financial expenses	3	(44,792)	(16,902)	-	-
Profit/(loss) before income tax expense		33,818	7,648	(2,033)	(710)
Income tax expense	5(c)	(11,148)	(2,565)	565	213
Net Profit/(Loss)		22,670	5,083	(1,468)	(497)
Attributed to:					
Equity holders of the parent		15,166	5,566	(1,468)	(497)
Minority interests		7,504	(483)	-	-
Net Profit/(Loss)		22,670	5,083	(1,468)	(497)

Earnings per share for profit attributable to the ordinary equity holders of the company:		2006 $
Basic earnings per share from continuing operations	35	0.126
Diluted earnings per share from continuing operations	35	0.115

The income statements are to be read in conjunction with the notes to and forming part of the financial statements set out on pages 39 to 93.

[1] EBITDA - Earnings before interest expense, tax, depreciation and amortisation
[2] EBIT - Earnings before interest expense and tax.

Emeco Holdings Limited and its Controlled Entities
Balance Sheets
as at 30th June 2006

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	The Company 2006 $'000	The Company 2005 $'000
Current Assets					
Cash assets	10	19,240	11,039	-	-
Trade and other receivables	11	87,011	38,262	27,239	6,178
Inventories	12	115,438	79,778	-	-
Current tax asset	6	4,018	-	-	-
Total current assets		225,707	129,079	27,239	6,178
Non-current assets					
Trade and other receivables	11	8,379	1,737	167,796	119,501
Intangible assets	14	214,945	211,824	-	-
Investments accounted for using the equity method	15	58	58	-	-
Property, plant and equipment	16	442,953	207,680	-	-
Deferred tax assets	7	-	737	-	-
Other assets	13	-	16,376	-	-
Total non-current assets		666,335	438,412	167,796	119,501
Total assets		892,042	567,491	195,035	125,679
Current Liabilities					
Trade and other payables	17	42,627	22,840	20,208	6,286
Interest bearing liabilities	18	12,465	4,514	-	-
Current tax liabilities	6	3,754	1,060	2,714	331
Provisions	21	2,594	1,826	-	-
Total current liabilities		61,440	30,240	22,922	6,617
Non-current Liabilities					
Interest bearing liabilities	18	576,693	374,321	-	-
Trade and other payables	19	-	-	-	58
Deferred tax liabilities	7	17,120	6,333	-	-
Provisions	21	520	483	-	-
Total non-current liabilities		594,333	381,137	-	58
Total liabilities		655,773	411,377	22,922	6,675
Net assets		236,269	156,114	172,113	119,004
Equity					
Issued capital	22	174,078	119,501	174,078	119,501
Reserves	23	1,195	-	-	-
Retained earnings/(accumulated loss)	23	20,732	5,566	(1,965)	(497)
Total equity attributable to equity holders of the parent		196,005	125,067	172,113	119,004
Minority interest	23	40,264	31,047	-	-
Total equity		236,269	156,114	172,113	119,004

The balance sheets are to be read in conjunction with the notes to and forming part of the financial statements set out on pages 39 to 93.

Emeco Holdings Limited and its Controlled Entities
Statements of recognised income and expense
For the year ended 30 June 2006

	Note	Consolidated 2006 $'000	Consolidated Period 14 December 04 to 30 June 05 $'000	The Company 2006 $'000	The Company Period 14 December 04 to 30 June 05 $'000
Effective portion of changes in fair value on cash flow hedges, net of tax (movement for the year)		1,195	-	-	-
Exchange differences on translation of foreign operations		1,713	1,031	-	-
Net income recognised directly in equity		2,908	1,031	-	-
Profit for the year		22,670	5,083	(1,468)	(497)
Total recognised income and expense for the year		25,578	6,114	(1,468)	(497)
Total recognised income and expense for the year attributed to					
Equity holders of the parent		16,361	5,566	(1,468)	(497)
Minority interest		9,217	548	-	-
Total recognised income and expense for the year		25,578	6,114	(1,468)	(497)
Effects of change in accounting policy - financial instruments					
Equity holders of the parent		1,195	-	-	-
Minority interest		-	-	-	-
		1,195	-	-	-

The statements of recognised income and expense is to be read in conjunction with the notes to and forming part of the financial statements set out on pages 39 to 93.

Emeco Holdings Limited and its Controlled Entities
Statements of Cash Flows
For the year ended 30 June 2006

	Note	Consolidated 2006 $'000	Consolidated Period 14 December 04 to 30 June 05 $'000	The Company 2006 $'000	The Company Period 14 December 04 to 30 June 05 $'000
Cash flows from operating activities					
Cash receipts from customers		331,983	152,064	-	-
Cash payments to suppliers and employees		(241,743)	(98,242)	(1,883)	(58)
Dividends received		-	425	-	-
Interest received		1,184	407	-	-
Interest paid		(41,189)	(10,253)	-	-
Income tax paid		(11,654)	(4,544)	(4,248)	-
Net cash provided by/(used in) operating activities	27(ii)	38,581	39,857	(6,131)	(58)
Cash flows from investing activities					
Proceeds on disposal of non-current assets		8,135	1,453	-	-
Payment for controlled entities (net of cash acquired)	28	(47,729)	(372,173)	-	-
Payment for property, plant and equipment		(219,325)	(44,333)	-	-
Net cash used in investing activities		(258,919)	(415,053)	-	-
Cash flows from financing activities					
Proceed from issue of shares		50,577	150,000	50,577	119,501
Proceed from borrowings:					
Loans		263,594	239,911	-	-
Convertible notes		-	125,000	-	-
Loan from controlled entity		-	-	-	58
Loan to controlled entity		-	-	(44,446)	(119,501)
Repayment of borrowings		(66,662)	(109,205)	-	-
Payment for deferred borrowing costs		(2,580)	(17,541)	-	-
Finance lease payments		(16,568)	(1,930)	-	-
Net cash provided by financing activities		228,361	386,235	6,131	58
Net increase in cash held		8,023	11,039	-	-
Cash at the beginning of the period		11,039	-	-	-
Effects of exchange rate fluctuations on cash held		178	-	-	-
Cash at the end of the financial period	27(i)	19,240	11,039	-	-

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out on pages 39 to 93.

1 Significant accounting policies

Emeco Holdings Limited (the "Company") is a company domiciled in Australia. The consolidated financial report of the Company for the year ended 30 June 2006 comprise the Company and its subsidiaries (together referred to as the "consolidated entity") and the consolidated entity's interest in associates and jointly controlled entities.

Emeco Holdings Limited was incorporated on 14 December 2004.

The consolidated financial report was authorised for issue by the directors on 12 September 2006.

(a) Statement of Compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting 'Standards ('AASBs') adopted by the Australian Accounting Standards Board ('AASB') and the *Corporations Act 2001*. International Financial Reporting Standards ('IFRSs') form the basis of Australian Accounting Standards ('AASBs') adopted by the AASB, and for the purpose of this report are called Australian equivalents to IFRS ('AIFRS') to distinguish from previous Australian GAAP. The financial reports of the consolidated entity and the Company also comply with IFRSs and interpretations adopted by the International Accounting Standards Board except that the Company has not complied with IFRS because it has elected to not provide parent company disclosure under AASB 139, which is permitted by under AIFRs.

This is the consolidated entity's first financial report prepared in accordance with Australian Accounting Standards, being AIFRS and IFRS, and AASB 1 *First-Time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the Company is provided in note 32.

(b) Basis of Preparation

The financial report is presented in Australian dollars.

The financial report is prepared on the historical cost basis except that derivative financial instruments are stated at their fair value.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. These accounting policies have been consistently applied by each entity in the consolidated entity.

The estimates and underlying assumptions are reviewed on a ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of Australian Accounting Standards that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year discussed in note (w).

1 Significant accounting policies cont'd

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report and in preparing an opening AIFRS balance sheet being 14 December 2004 for the purposes of the transition to Australian Accounting Standards – AIFRS except AASB 132: Financial instruments: Disclosure and Presentation and AASB 139: Financial instruments: Recognition and Measurement. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139. The impact of not adopting these standards in the comparative period have been quantified in note 33.

The accounting policies have been applied consistently by all entities in the consolidated entity.

Early adoption of standards
The following standards and amendments were available for early adoption from 1 July 2005 but have not been applied to the consolidated entity in these financial statements:

STANDARD	AASB Ref.	Per Periods Starting
AASB 119: Employee Benefits (iii)	2005-3	1 Jan 06
AASB 101: Presentation of Financial Statements (ii)	2005-3, 10	1 Jan 06, 07
AASB 114: Segment Reporting (ii)	2005-10	1 Jan 07
AASB 117: Leases (ii)	2005-10	1 Jan 07
AASB 133: Earnings per Share (iii)	2005-10	1 Jan 07
AASB 132: Financial Instruments Disclosure and	2005-10	1 Jan 07
Presentation (ii)	2005-4,9	1 Jan 06
AASB 139: Financial Instruments Recognition and	2005-1,4,5,9	1 Jan 06
Measurement (i) (ii)	2005-10	1 Jan 07
AASB 7: Financial Instruments Disclosure (i)	AASB 7	1 Jan 07
AASB 3: Business Combinations (iii)	2005-6	1 Jan 06
AASB 1: First Time Adoption of AIFRS (iv) (iii)	2005-4,5 10	1 Jan 06, 07
AASB 4: Insurance Contracts (iii)	2005-9, 10	1 Jan 06
AASB 1023: General Insurance Contracts (iii)	2005-4,9	1 Jan 06
AASB 1038: Life Insurance Contracts (iii)	2005-4	1 Jan 06

(i) AASB 2005-10 Amendments to Accounting Standards (September 2005) includes amendments to AASB 139: Financial Instruments Recognition and Measurement effective from 1 January 2007. The amendments restrict the application of "at fair value through profit and loss". Early adoption of the standard has no financial impact on the consolidated entity.

(ii) Amendments and standards primarily provide changes to current disclosure requirements.

(iii) The standards, and therefore the amendments, are not relevant to the consolidated entity.

The financial report is prepared on the historical cost basis except that derivative financial instruments are stated at their fair value.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

1 Significant accounting policies cont'd

(c) Basis of Consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the condensed consolidated interim financial report from the date that control commences until the date that control ceases.

Investment in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

(ii) Associates

Associates are those entities for which the consolidated entity has significant influence, but not control, over the financial and operating policies. The condensed consolidated interim financial statements include the consolidated entity's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the consolidated entity's share of losses exceeds its interest in an associate, the consolidated entity's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the consolidated entity has incurred legal or constructive obligations or made payments on behalf of an associate.

(iii) Joint venture

Joint ventures are those entities over whose activities the consolidated entity has joint control, established by contractual agreement.

Jointly controlled entities

In the consolidated financial report, investments in jointly controlled entities are accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount.

The consolidated entity's share of the jointly controlled entity's net profit or loss recognised in the consolidated income statement from the date joint control commenced until the date joint control ceases. Other movements in reserves are recognised directly in consolidated reserves.

(iv) Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the consolidated entity's interest in the entity with adjustments made to the "Investment in associates" and "Share of associates net profit" accounts.

Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Gains and losses are recognised as the contributed assets are consumed or sold by the associates and jointly controlled entities or, if not consumed or sold by the associate or jointly controlled entity, when the consolidated entity's interest in such entities is disposed of.

1 Significant accounting policies cont'd

(d) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at the date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

(ii) Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations, are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transitions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

(e) Derivative financial instruments

Current period policy

The consolidated entity uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the consolidated entity does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see accounting policy f).

The fair value of interest rate swaps is the estimated amount that the consolidated entity would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

Comparative period policy

The consolidated entity is exposed to changes in interest rates and foreign exchange rates from its activities. The consolidated entity uses the following derivative financial instruments to hedge these risks: interest rate swaps, forward rate agreements and forward foreign exchange contracts. Derivative financial instruments are not held for speculative purposes.

The quantitative effect of the change in accounting policy is set out in note 33.

1 Significant accounting policies cont'd

(f) Hedging

Current period policy

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecasted transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (i.e., when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

Comparative period policy

Transactions are designated as a hedge of the anticipated specific purchase or sale of goods or services, purchase of qualifying assets, or an anticipated interest transaction, only when they are expected to reduce exposure to the risks being hedged, are designated prospectively so that it is clear when an anticipated transaction has or has not occurred and it is probable the anticipated transaction will occur as designated.

Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the income statement.

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the balance sheet from the date of inception of the hedge transaction. When recognised, the net receivables or payables are revalued using the foreign currency current at reporting date.

The net amounts receivable or payable under currency, interest rate and commodity swaps, forward rate agreements and futures contracts and the associated deferred gains or losses are not recorded on the balance sheet until the hedge transaction occurs. When recognised the net receivables or payables are revalued using the interest or commodity rates current at reporting date.

1 Significant accounting policies cont'd

When the anticipated transaction is no longer expected to occur as designated, the deferred gains or losses relating to the hedged transaction are recognised immediately in the income statement.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains or losses that arose on the hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale or interest transaction when it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains or losses that arose on the hedge prior to its termination are included in the income statement for the period.

Where a hedge is redesignated as a hedge of another transaction, gains or losses arising on the hedge prior to its redesignation are only deferred where the original anticipated transaction is still expected to occur as designated. When the original anticipated transaction is no longer expected to occur as designated, any gains or losses relating to the hedge instrument are included in the income statement for the period.

Gains or losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur as designated. If the anticipated transaction is no longer expected to occur as designated, the gains or losses are recognised immediately in the income statement.

(g) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy l). The cost of self-constructed assets includes the cost of materials, direct labour, and an appropriate proportion of production overheads. The cost of self-constructed assets and acquired assets includes (i) the initial estimate at the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

(ii) Leased assets

Leased in terms of which the consolidated entity assumes substantially all of the risks and rewards of ownership are classified as finance leases.

(iii) Subsequent costs

The consolidated entity recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

(iv) Depreciation

Items of property, plant and equipment, excluding freehold land, are depreciated over their estimated useful lives and are charged to the income statement. Estimates of remaining useful lives, residual values and the depreciation method are made on a regular basis, with annual re-assessments for major items.

Assets are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use. Where subsequent expenditure is capitalised into the asset, the estimated useful life of the total new asset is reassessed and depreciation charged accordingly.

1 Significant accounting policies cont'd

Depreciation on buildings, leasehold improvements, furniture, fixture and fittings, office equipment, motor vehicles and sundry plant is calculated on a straight-line basis. Depreciation on plant and equipment is calculated on machine hours worked over their estimated useful life. The expected useful lives is as follows:

Leasehold Improvements	15 years
Plant and Equipment	3 – 15 years
Furniture, Fixtures and Fittings	10 years
Office Equipment	3 – 10 years
Motor Vehicles	5 years
Sundry Plant	7 – 10 years

(h) Intangible assets

(i) Goodwill

Business Combinations

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment (see accounting policy l). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

(ii) Other intangible assets

Other intangible assets that are acquired by the consolidated entity are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy l).

(iii) Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(iv) Contract intangibles

Contract intangibles represent the consideration paid for the identifiable contract assets acquired as part of a business combination.

(v) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill is systematically tested for impairment at each annual balance sheet date. Other intangible assets are amortised from the date that they are available for use. The estimated useful lives are as follows:

Contract intangibles	0 – 4 years
Software	0 – 3 years

(i) Trade and other receivables

Trade and other receivables are stated at their amortised cost less impairment losses (see accounting policy l).

1 Significant accounting policies cont'd

(j) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of other inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

(k) Cash and cash equivalents

Cash and cash equivalents comprises cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the consolidated entity's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(l) Impairment

The carrying amounts of the consolidated entity's assets, other than inventories (see accounting policy j), employee benefit assets (see accounting policy n) and deferred tax assets (see accounting policy s), are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see accounting policy l(i)).

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated annually.

An impairment loss is recognised whenever the carrying amount of an asset of its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a *pro rata* basis.

Goodwill assets were tested for impairment at 30 June 2006 as part of the Company's process of annually testing goodwill for impairment. No impairment was recognised.

(i) Calculation of recoverable amount

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment. Impairment testing of significant receivables that are not assessed as impaired individually is performed by placing them into portfolios of significant receivables with similar risk profiles and undertaking a collective assessment of impairment. Non-significant receivables are not individually assessed. Instead, impairment testing is performed by placing non-significant receivables in portfolios of similar risk profiles, based on objective evidence from historical experience adjusted for any effects of conditions existing at each balance sheet date.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

1 Significant accounting policies cont'd

(ii) Reversals of impairment

An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(m) Interest-bearing borrowings

Current accounting policy

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Comparative period policy

Bank loans are recognised at their principal amount. Interest expense is accrued at the contracted rate and included in Trade and Other Payables.

Notes payable are recognised when issued at the net proceeds received. Interest expense is accrued at the notes issued rate and included in other creditors and accruals.

The quantitative effect of the change in accounting policy is set out in note 33.

(n) Employee benefits

(i) Long-term service benefits

The consolidated entity's net obligation in respect of long-term service benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating to the terms of the consolidated entity's obligations.

(ii) Share based payment transactions

(a) A management incentive share plan allows certain consolidated entity employees to acquire shares of the Company. The fair value of the shares granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the shares. The fair value of the shares granted is measured using a black scholes pricing model, taking into account the terms and conditions upon which the shares were granted. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where forfeiture is only due to shares prices not achieving the threshold for vesting. Employees have been granted a limited recourse 10 year interest free loan in which to acquire the shares. The loan has not been recognised by the Company as the Company only has recourse to the value of the shares.

1 Significant accounting policies cont'd

(b) The share option programme allows certain consolidated entity employees to acquire shares of the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using an option-pricing model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

(iii) Wages, salaries, annual leave and non-monetary benefits
Liabilities for employee benefits for wages, salaries and annual leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as, workers compensation insurance and payroll tax.

(iv) Defined contribution plan
Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred.

(o) Provisions
A provision is recognised in the balance sheet when the consolidated entity has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of month and, when appropriate, the risks specific to the liability.

(p) Trade and other payables
Trade and other payables are stated at amortised cost. Trade payables are non interest bearing and are normally settled on 60 day terms.

(q) Revenue
Revenue Recognition
Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST) to the taxation authority.

Revenue from Sale of Machines and Parts
Revenue from the sale of machines and parts is recognised (net of returns, discounts and allowances) when the significant risks and rewards of ownership of the goods passes to the customer.

Revenue from Rental Income
Revenue from rental services is recognised when invoiced which is based on the number of machine hours worked in a period.

(r) Expenses
(i) Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

1 Significant accounting policies cont'd

(ii) Finance lease payments
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Net finance costs
Net financing costs comprise interest payable on borrowings calculated using the effective interest method, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement (see accounting policy f). Borrowing costs are expensed as incurred and included in net financing costs. The interest expense component of finance lease payments is recognised in the income statement using the effective interest method.

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity's right to receive payments is established.

(s) Income tax
Income tax on the income statement for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

Tax consolidation
The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 16 December 2004 and are therefore taxed as a single entity from that date. The head entity within the tax consolidated group is Emeco Holdings Limited.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'separate taxpayer within group' approach by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses and tax credits of the members of the tax-consolidated group are recognised by the Company (as head entity in the tax-consolidated group). Deferred tax assets and deferred tax liabilities are measured by reference to the carrying amounts of the assets and liabilities in the Company's balance sheet and their tax values applying under tax consolidation.

1 Significant accounting policies cont'd

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses assumed by the head entity from the subsidiaries in the tax consolidated group are recognised as amounts receivable or payable to other entities in the tax consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution to or distribution from the subsidiary. Distributions firstly reduce the carrying amount of the investment in the subsidiary and are then recognised as revenue.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses assumed from subsidiaries are recognised by the head entity only.

Nature of tax funding arrangements and tax sharing agreements

The head entity, in conjunction with other members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations for members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable (payable) equal in amount to the tax liability (asset) assumed. The inter-entity receivable (payable) are at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(t) Segment reporting

A segment is a distinguishable component of the consolidated entity that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(u) Goods and Services Tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

1 Significant accounting policies cont'd

(v) Equity transaction costs

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction in the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those equity instruments not been issued.

Net investment in foreign operation

Foreign exchange differences relating to foreign currency transactions hedging a net investment in a self-sustaining foreign operation, together with any related income tax expenses/revenue, are transferred to the foreign currency translation reserve on consolidation.

Other hedges

All other hedge transactions are initially recorded at the relevant rate at the date of the transaction. Hedges outstanding at reporting date are valued at the rates ruling on the date and any gains or losses are brought to account in the statement of financial performance.

(w) Accounting estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the consolidated entity's critical accounting policies and estimates and the application of these policies and estimates. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of goodwill and intangibles with indefinite useful lives

The consolidated entity assesses whether goodwill and intangibles with indefinite useful lives are impaired at least annually in accordance with the accounting policy in note 1(l). These calculations involve an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated.

Effective use depreciation method

The consolidated entity assesses the assumptions used in determining depreciation under its effective use method, whereby depreciation is calculated on machine hours worked over the useful life of the renal equipment.

Management judgement is required to determine the effective useful life of the rental equipment in hours, and the residual disposal value.

	Consolidated		The Company	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
2 Other income				
Net profit on sale of non current assets	552	391	-	-
Dividends - joint venture entity	-	425	-	-
Sundry income	309	351	-	-
Ineffective portion of cash flow hedges	869	-	-	-
	1,730	1,167	-	-

3 Profit before Income Tax Expense

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	The Company 2006 $'000	The Company 2005 $'000
Profit from ordinary activities before income tax expense has been arrived at after charging/ (crediting) the following items:					
Cost of sale of machines and parts		133,368	57,800	-	-
Write-down in value of inventories		1,696	1,436	-	-
Depreciation of:					
- buildings		167	50	-	-
- plant and equipment - owned		47,557	13,075	-	-
- plant and equipment - leased		3,807	1,080	-	-
- furniture fittings and fixtures		104	38	-	-
- office equipment		357	209	-	-
- motor vehicles		1,122	350	-	-
- leasehold improvements		240	107	-	-
- sundry plant		651	81	-	-
		54,005	14,990	-	-
Amortisation of:					
- contract intangible		10,302	9,300	-	-
- Other intangibles		207	185	-	-
		10,509	9,485	-	-
Total depreciation and amortisation		64,514	24,475	-	-
Financial expenses:					
- bank loans and overdrafts		24,858	11,401	-	-
- exchangeable notes		12,603	2,244	-	-
- finance leases		1,459	770	-	-
- amortisation of debt establishment costs		3,602	1,414	-	-
- Other facility costs		2,270	1,073	-	-
		44,792	16,902	-	-
Financial income:					
- interest revenue		(1,184)	(407)	-	-
		43,608	16,495	-	-
Net bad and doubtful debts expense including movements in provision for doubtful debts		95	759	-	-
Net expense from movements in provision for:					
- employee entitlements		805	518	-	-
Net foreign exchange (gain)/loss		(264)	1,584	-	-

	Note	Consolidated		The Company	
		2006	Period 14 December 2004 to 30 June 2005	2006	Period 14 December 2004 to 30 June 2005
		$	$	$	$
4 Auditor's Remuneration					
Audit services					
Auditors of the Company					
KPMG Australia:					
- audit and review of financial reports		333,000	180,000	333,000	25,000
Overseas KPMG Firms:					
- audit and review of financial reports		169,360	59,046	-	-
- other assurance services		7,560	-	-	-
		509,920	239,046	333,000	25,000
Other services					
Auditors of the Company					
KPMG Australia:					
- transaction services [1]		1,055,000	95,910	975,000	-
- taxation services		369,160	207,682	-	-
Overseas KPMG Firms:					
- taxation services		115,862	10,468	-	-
- transaction services [1]		62,512	-	-	-
- accounting assistance		19,394	-	-	-
		1,621,928	314,060	975,000	-
KPMG related practices					
- corporate finance		-	23,182	-	23,182
		2,131,848	576,288	1,308,000	48,182

[1] Included in these amounts are fees for transaction and assurance services for the initial public offering of the Company totalling $1,037,512.

		Note	Consolidated 2006 $'000	Consolidated 2005 $'000	The Company 2006 $'000	The Company 2005 $'000
5	**Taxation**					
(a)	Recognised in the income statement					
	Current tax expense:					
	Current year		7,744	3,057	-	213
	Adjustments for prior years		101	-	-	-
			7,845	3,057	-	213
	Deferred tax expenses					
	Origination and reversal of temporary differences	7	3,303	(492)	-	-
	Total income tax expense in income statement		11,148	2,565	-	213
(b)	Deferred tax recognised directly in equity:					
	Cashflow hedges		772	-	-	-
(c)	Numercial reconciliation between tax expense and pre tax net profit					
	Prima facie income tax expense calculated at 30% on net profit (loss)		10,145	2,294	(610)	(213)
	Increase in income tax expense due to:					
	Thin capitalisation provisions		359	-	-	-
	Effect on tax rate in foreign jurisdictions		76	-	-	-
	Sundry		467	400	45	-
	Decrease in income tax expense due to:					
	Share of associates' net profit		-	(1)	-	-
	Franking credit		-	(128)	-	-
	Under/(over) provided in prior years		101	-	-	-
	Income tax expense (benefit) pre-tax net profit		11,148	2,565	(565)	(213)

6 Current tax assets and liabilities

The current tax asset for the consolidated entity of $4,018,000 (2005: Nil) represents income taxes recoverable in respect of prior periods and that arise from payment of taxes in excess of the amount due to the relevant tax authority. The current tax liability for the consolidated entity of $3,754,000 (2005: $1,060,000) and for the Company of $2,714,000 (2005: $331,000) represent the amount of income taxes payable in respect of current and prior financial periods. In accordance with the tax consolidation legislation, the Company as the head entity of the Australia tax-consolidated group has assumed the current tax liability (asset) initially recognised by the members in the tax-consolidated group.

7 Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net	
	2006	2005	2006	2005	2006	2005
Consolidated	$'000	$'000	$'000	$'000	$'000	$'000
Property, plant and equipment	(1,250)	(1,544)	14,362	3,638	13,112	2,094
Intangible assets	-	-	830	3,450	830	3,450
Receivables	(873)	(438)	927	-	54	(438)
Inventories	-	-	4,637	1,676	4,637	1,676
Payables	(532)	-	-	-	(532)	-
Interest-bearing loans and borrowings	(497)	(319)	474	-	(23)	(319)
Employee benefits	(872)	(676)	-	-	(872)	(676)
Provisions	(229)	(289)	-	-	(229)	(289)
Other items	(216)	(183)	359	281	143	98
Tax (assets) / liabilities	(4,469)	(3,449)	21,589	9,045	17,120	5,596
Set off of tax	4,469	2,712	(4,469)	(2,712)	-	-
Net tax (assets) / liabilities	-	(737)	17,120	6,333	17,120	5,596
The Company						
Other	-	-	-	-	-	-
Net tax (assets) / liabilities	-	-	-	-	-	-

7 Deferred tax assets and liabilities continued

Movement in temporary differences during the year

	Consolidated					The Company			
	Balance 14 December 04	Acquired through business combination	Recognised in income	Recognised in equity	Balance 30 June 05	Balance 14 December 04	Recognised in income	Recognised in equity	Balance 30 June 05
Property, plant and equipment	-	443	1,651	-	2,094	-	-	-	-
Intangible assets	-	6,240	(2,790)	-	3,450	-	-	-	-
Receivables	-	(181)	(257)	-	(438)	-	-	-	-
Inventories	-	770	906	-	1,676	-	-	-	-
Interest-bearing loans and borrowings	-	(497)	178	-	(319)	-	-	-	-
Employee benefits	-	(618)	(58)	-	(676)	-	-	-	-
Provisions	-	(288)	(1)	-	(289)	-	-	-	-
Other items	-	219	(121)	-	98	-	-	-	-
	-	6,088	(492)	-	5,596	-	-	-	-

	Balance 1 July 05	Acquired through business combination	Recognised in income	Recognised in equity	Balance 30 June 06	Balance 1 July 05	Recognised in income	Recognised in equity	Balance 30 June 06
Property, plant and equipment	2,094	6,979	4,039	-	13,112	-	-	-	-
Intangible assets	3,450	470	(3,090)	-	830	-	-	-	-
Receivables	(438)	-	(280)	772	54	-	-	-	-
Inventories	1,676	-	2,961	-	4,637	-	-	-	-
Payables	-	-	(532)	-	(532)	-	-	-	-
Interest-bearing loans and borrowings	(319)	-	296	-	(23)	-	-	-	-
Employee benefits	(676)	-	(196)	-	(872)	-	-	-	-
Provisions	(289)	-	60	-	(229)	-	-	-	-
Other items	98	-	45	-	143	-	-	-	-
	5,596	7,449	3,303	772	17,120	-	-	-	-

8 Dividends

No dividends were declared or paid during the year by the Company.

	The Company	
	2006	2005
	$'000	$'000
Dividend Franking Account		
30% franking credits available to shareholders of the Company for subsequent financial years	15,873	10,806

The above available amounts are based on the balance of the dividend franking account at year-end adjusted for:

(a) franking credits that will arise from the payment of the amount of the current tax liabilities.

(b) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

9 Segment reporting

Segment information is presented in respect of the consolidated entity's business and geographical segments. The primary format, business segments, is based on the consolidated entity's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interest earnings assets and revenue, interest-bearing loans, borrowings, and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

Business Segments
The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Rental	Provides a wide range of earthmoving equipment to customers in Australia and Asia.
Sales	Sells a wide range of earthmoving equipment to customers in the civil construction and mining industries.
Parts	Procuring and supplying global sourced used and reconditioned parts to external customers and internally to the rental and sales division.
Maintenance	Maintenance, repair and refurbishment of customer plant and equipment.

Geographical segments
In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

The consolidated entity's business segments operate geographically as follows:

Australia	Rental, sales, parts and maintenance divisions throughout Australia
Asia	Rental division in Indonesia
North America	Rental and Sales divisions throughout North America
Europe	Sales and procurement division in Netherlands

9 Segment reporting cont'd

Business segments	**Rental**		**Sales**		**Parts**		**Maintenance**		**Other**		**Eliminations**		**Consolidated**	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Revenue from external customers	220,112	77,342	130,254	60,294	26,651	12,050	5,638	2,261	-	-	-	-	382,655	151,947
Inter segment revenue	-	-	6,795	5,543	2,468	2,003	125	135	-	-	(9,388)	(7,681)	-	-
Total segment revenue	220,112	77,342	137,049	65,837	29,119	14,053	5,763	2,396	-	-	(9,388)	(7,681)	382,655	151,947
Unallocated revenue													190	205
Total revenue													382,845	152,152
Segment result	66,934	19,252	8,002	3,507	3,446	1,662	(956)	(171)	-	-	-	-	77,426	24,250
Unallocated revenues and expenses													-	(107)
Net financing expense													(43,608)	(16,495)
Profit before income tax													33,818	7,648
Income tax benefit/(expense)													(11,148)	(2,565)
Net profit													22,670	5,083
Depreciation and amortisation	62,994	23,707	799	371	225	113	364	145	132	139	-	-	64,514	24,475
Segment Assets	714,803	424,211	103,977	82,058	29,951	30,475	4,633	15,591	-	-	-	-	853,364	552,335
Unallocated corporate assets													39,103	15,156
Consolidated total assets													892,467	567,491
Segment Liabilities	34,549	28,036	12,331	8,464	3,069	3,147	279	-	-	-	-		50,228	39,647
Unallocated corporate liabilities													605,970	371,730
Consolidated total liabilities													656,198	411,377
Capital expenditure	309,841	408,587	2,448	21,031	485	9,933	103	22	203	1,223	-	-	313,080	440,796

Geographical segments	**Australia**		**Asia**		**North America**		**Europe**		**Consolidated**	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Segment Revenue	291,353	127,002	32,702	15,079	58,262	9,866	338	-	382,655	151,947
Segment Assets	673,232	482,763	89,856	72,412	126,525	12,254	2,854	62	892,467	567,491
Capital expenditure	166,260	377,951	52,958	62,771	93,743	74	119	-	313,080	440,796

	Consolidated		The Company	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
10 Cash Assets				
Cash at bank	19,240	11,039	-	-
11 Trade and other receivables				
Current				
Trade receivables	72,672	38,725	-	-
Less: Provision for doubtful trade debtors	(1,134)	(1,039)	-	-
	71,538	37,686	-	-
Receivables from controlled entities - tax balances	-	-	23,876	6,178
Tyre prepayments	10,343	-	-	-
Other trade receivables and prepayments	5,130	576	3,363	-
	87,011	38,262	27,239	6,178
Non-Current				
Other receivables	5,804	1,737	-	-
Fair value derivatives	2,575	-	-	-
Loans to controlled entities	-	-	167,796	119,501
	8,379	1,737	167,796	119,501

Fair value derivatives
Under previous AGAAP fair value of derivatives were not recorded on balance sheet. In accordance with AASB 1, the Company has elected not to restate comparative information. Refer note 33.

Intercompany loans
The Consolidated Entity does not charge interest on loans established within the Australian group. Interest is charged on cross boarder loans at arms length interest rates.

	Consolidated 2006 $'000	Consolidated 2005 $'000	The Company 2006 $'000	The Company 2005 $'000
12 Inventories				
Equipment and parts - at cost	96,579	73,098	-	-
Work in progress - at cost	3,090	551	-	-
Consumables, spare parts - at cost	15,769	6,129	-	-
	115,438	79,778	-	-
13 Other Assets				
Debt raising costs	-	17,541	-	-
Less accumulated amortisation	-	(1,165)	-	-
	-	16,376	-	-

Debt raising costs
Under previous AGAAP deferred borrowing costs were classified as other non current assets. Under AASB 139 these are classified as an offset to interest bearing liabilities effective 1 July 2005. Refer note (1m).

	Note	Consolidated		The Company	
		2006	2005	2006	2005
		$'000	$'000	$'000	$'000
14 Intangible assets					
Goodwill					
Carrying amount at the beginning of the year		200,188	-	-	-
Acquisition through business combination		10,443	199,782	-	-
Effects of movement in foreign exchange		1,221	406	-	-
		211,852	200,188	-	-
Contract intangibles - at cost		21,111	20,800	-	-
Less accumulated amortisation		(18,345)	(9,300)	-	-
		2,766	11,500	-	-
Other intangibles - at cost		654	321	-	-
Less: Accumulated depreciation		(327)	(185)	-	-
		327	136	-	-
Total intangible assets		214,945	211,824	-	-
Movement in contract intangibles					
Carrying amount at the beginning of the year		11,500	-	-	-
Acquisition through business combination		1,568	20,800	-	-
Less : Accumulated amortisation		(10,302)	(9,300)	-	-
		2,766	11,500	-	-

Amortisation and impairment charge
The amortisation and impairment charge is recognised in the following line items in the income statement:

	Consolidated 2006	Consolidated 2005	The Company 2006	The Company 2005
Amortisation expense	10,509	9,485	-	-
Impairments	-	-	-	-
	10,509	9,485	-	-

Impairment tests for cash generating units contained goodwill
The following units have significant carrying amount of goodwill:

	Consolidated 2006	Consolidated 2005	The Company 2006	The Company 2005
Australian rental	161,844	157,993	-	-
North American rental	7,376	-	-	-
Asian rental	22,527	22,090	-	-
	191,747	180,083	-	-
Australian sales	16,376	16,376	-	-
Australian parts	3,729	3,729	-	-
	211,852	200,188	-	-

The recoverable amount of the cash generating units is based on value in use calculations. The calculations are based on the cashflow projections for five years. After this period, perpetual cashflows assuming no growth are used. A pre-tax discount rate of 8.5% has been used to discount the cashflows.

		Note	Consolidated 2006 $'000	Consolidated 2005 $'000	The Company 2006 $'000	The Company 2005 $'000
15	**Investments accounted for using the equity method for joint venture entities**	29	58	58	-	-
16	**Property, Plant and Equipment**					
	Freehold Land and Buildings - at cost		8,786	6,730	-	-
	Less: Accumulated depreciation		(217)	(50)	-	-
			8,569	6,680	-	-
	Leasehold Improvements at cost		2,498	2,190	-	-
	Less: Accumulated depreciation		(347)	(107)	-	-
			2,151	2,083	-	-
	Plant and Equipment - at cost		463,565	191,607	-	-
	Less : Accumulated depreciation		(60,632)	(13,075)	-	-
			402,933	178,532	-	-
	Leased Plant and Equipment - at capitalised cost		24,094	15,454	-	-
	Less : Accumulated depreciation		(3,640)	(1,080)	-	-
			20,454	14,374	-	-
	Furniture, Fixtures and Fittings - at cost		873	514	-	-
	Less : Accumulated depreciation		(142)	(38)	-	-
			731	476	-	-
	Office Equipment - at cost		1,277	970	-	-
	Less : Accumulated depreciation		(566)	(209)	-	-
			711	761	-	-
	Motor Vehicles - at cost		5,665	2,976	-	-
	Less : Accumulated depreciation		(1,472)	(350)	-	-
			4,193	2,626	-	-
	Sundry Plant - at cost		4,128	2,229	-	-
	Less : Accumulated depreciation		(917)	(81)	-	-
			3,211	2,148	-	-
	Total Property, Plant and Equipment - at net book value		442,953	207,680	-	-

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	The Company 2006 $'000	The Company 2005 $'000
16 Property, Plant and Equipment cont'd					
Reconciliations					
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:					
Freehold Land and Buildings					
Carrying amount at the beginning of the year		6,680	-	-	-
Additions		2,028	26	-	-
Acquisition through entity acquired		-	6,704	-	-
Depreciation		(167)	(50)	-	-
Effects of movements in foreign exchange		28	-	-	-
Carrying amount at the end of the year		8,569	6,680	-	-
Leasehold Improvements					
Carrying amount at the beginning of the year		2,083	-	-	-
Additions		308	172	-	-
Acquisition through entity acquired		-	2,023	-	-
Disposals		-	(5)	-	-
Depreciation		(240)	(107)	-	-
Carrying amount at the end of the year		2,151	2,083	-	-
Plant and Equipment					
Carrying amount at the beginning of the year		178,532	-	-	-
Additions		212,747	42,834	-	-
Acquisition through entity acquired		63,866	149,150	-	-
Disposals		(7,387)	(1,031)	-	-
Depreciation		(47,557)	(13,075)	-	-
Effects of movements in foreign exchange		2,732	654	-	-
Carrying amount at the end of the year		402,933	178,532	-	-
Furniture, Fixtures and Fittings					
Carrying amount at the beginning of the year		476	-	-	-
Additions		343	73	-	-
Acquisition through entity acquired		-	441	-	-
Depreciation		(104)	(38)	-	-
Effects of movement in foreign exchange		16	-	-	-
Carrying amount at the end of the year		731	476	-	-
Office Equipment					
Carrying amount at the beginning of the year		761	-	-	-
Additions		231	255	-	-
Acquisition through entity acquired		73	718	-	-
Disposals		(1)	(3)	-	-
Depreciation		(357)	(209)	-	-
Effects of movement in foreign exchange		4	-	-	-
Carrying amount at the end of the year		711	761	-	-

		Note	Consolidated 2006 $'000	Consolidated 2005 $'000	The Company 2006 $'000	The Company 2005 $'000
16	Property, Plant and Equipment cont'd					
	Reconciliations cont'd					
	Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:					
	Motor Vehicles					
	Carrying amount at the beginning of the year		2,626	-	-	-
	Additions		2,149	546	-	-
	Acquisition through entity acquired		682	2,442	-	-
	Disposals		(164)	(12)	-	-
	Depreciation		(1,122)	(350)	-	-
	Effects of movement in foreign exchange		22	-	-	-
	Carrying amount at the end of the year		4,193	2,626	-	-
	Sundry Plant					
	Carrying amount at the beginning of the year		2,148	-	-	-
	Additions		1,314	407	-	-
	Acquisition through entity acquired		289	1,823	-	-
	Disposals		(31)	(1)	-	-
	Depreciation		(651)	(81)	-	-
	Effects of movement in foreign exchange		142	-	-	-
	Carrying amount at the end of the year		3,211	2,148	-	-
	Leased Plant and Equipment					
	Carrying amount at the beginning of the year		14,374	-	-	-
	Additions		18,373	9,214	-	-
	Acquisition through entity acquired		-	6,080	-	-
	Transfer to owned plant and equipment		(9,238)	-	-	-
	Amortisation		(3,807)	(1,080)	-	-
	Effects of movements in foreign exchange		752	160	-	-
	Carrying amount at the end of the year		20,454	14,374	-	-
17	**Trade and Other Payables**					
	Trade creditors		12,869	8,331	-	-
	Other creditors and accruals		29,758	14,509	4,700	1,377
	Payable to controlled entities - tax balances		-	-	15,508	4,909
			42,627	22,840	20,208	6,286

		Note	Consolidated 2006 $'000	Consolidated 2005 $'000	The Company 2006 $'000	The Company 2005 $'000
18	**Interest Bearing Liabilities**					
	Current					
	Overdraft		6,000	-	-	-
	Lease liabilities - secured		6,465	4,514	-	-
			12,465	4,514	-	-
	Non-Current					
	Bank loans - secured		459,836	240,689	-	-
	Exchangeable notes - secured		125,000	125,000	-	-
	Lease liabilities - secured		9,241	8,632	-	-
	Debt raising costs		(17,384)	-	-	-
			576,693	374,321	-	-

Bank loans

The bank loan is provided by a syndicate of banks ("syndicated facility") who hold a fixed and floating charge over the assets and undertakings of the Consolidated entity. The facility has an expiration date of 18 January 2010. Each entity of the consolidated group is a guarantor. The syndicated facility allows for funds to be drawn in Australian, United States, Canadian and Euro dollars. At year end the consolidated entity had drawn A$311,000,000, US$46,848,800 (A$63,393,000), C$68,700,000 (A$83,729,000) and €$1,000,000 (A$1,714,000), ((2005: A$213,000,000 and US$21,140,800 (A$27,689,000)).

Overdraft

The overdraft facility is supported by the financiers of the syndicated facility mentioned above by a standby letter of credit facility for the same amount. The expiration date of the overdraft facility is 9 June 2007.

Exchangeable Notes

On 27 April 2005, the Consolidated entity issued 1,250,000 of Exchangeable Notes at $100 each totalling $125,000,000. The notes have an expiration date of 27 October 2010 and pay a fixed interest of 10.0825% bi annually over the duration of the term. The Notes have a second ranking claim over the assets of the Consolidated entity. As a result of the Company's initial public offering (refer note 34), note holders were entitled to redeem their notes at 106% of the principal amount outstanding or exchange their Notes into listed securities at a 2.5% discount to the issue price paid by retail investors. The settlement and loan redemption occurred on 4 August 2006.

Lease Liabilities

The Controlled entity has been granted a US$15,000,000 finance facility with PT Caterpillar Finance Indonesia. The Consolidated entity has provided a Letter of Comfort to guarantee the terms and conditions of the finance facility. Assets leased under the facility are secured by the facility.

Debt raising costs

Under previous GAAP deferred borrowing costs were classified as other non current assets. Under AASB 139 these are classified as an offset to interest bearing liabilities effective 1 July 2005. Refer note (1m).

		Consolidated 2006	Consolidated 2005	The Company 2006	The Company 2005
19	**Non Current Payables**				
	Loan from Controlled entity	-	-	-	58

		Note	Consolidated 2006 $'000	Consolidated 2005 $'000	The Company 2006 $'000	The Company 2005 $'000
20	**Financing Arrangements**					
	The consolidated entity has access to the following lines of credit:					
	Total facilities available:					
	Bank loans		490,000	315,000	-	-
	Exchangable notes		125,000	125,000	-	-
	Finance leases		20,300	19,646	-	-
	Overdraft		25,000	25,000	-	-
			660,300	484,646	-	-
	Facilities utilised at reporting date:					
	Bank loans		459,836	240,689	-	-
	Exchangable notes		125,000	125,000	-	-
	Finance leases		15,706	13,146	-	-
	Overdraft		6,000	-	-	-
			606,542	378,835	-	-
	Facilities not utilised at reporting date:					
	Bank loans		30,164	74,311	-	-
	Exchangable notes		-	-	-	-
	Finance leases		4,594	6,500	-	-
	Overdraft		19,000	25,000	-	-
			53,758	105,811	-	-
21	**Provisions**					
	Current					
	Employee benefits:					
	- annual leave		2,278	1,624		-
	- long service leave		316	202		-
			2,594	1,826	-	-
	There were 398 (2005: 266) employees at period end					
	Non-Current					
	Employee benefits - long service leave		520	483		-

Defined contribution superannuation funds

The consolidated entity makes contributions to defined contribution superannuation funds. The amount recognised as expense was $2,039,000 (2005: $752,000).

		Note	Consolidated 2006 $'000	Consolidated 2005 $'000	The Company 2006 $'000	The Company 2005 $'000
22	**Issued Capital**					
	38,705,002 (2005: 37,500,002) ordinary shares, fully paid		42,744	37,500	42,744	37,500
	113,251,248 (2005: 82,001,248) preferred ordinary shares, fully paid		131,334	82,001	131,334	82,001
	7,500,000 (2005: 7,500,000) A class management performance shares, fully paid		-	-	-	-
	10,500,000 (2005: 10,500,000) B class management performance shares, unpaid		-	-	-	-
			174,078	119,501	174,078	119,501
(a)	**Ordinary shares**					
	Movements during the period					
	Balance at beginning of the financial period		37,500	-	37,500	-
	Shares issued					
	37,500,002 for cash pursuant to a subscription agreement		-	37,500	-	37,500
	2,000,000 pursuant to business combination consideration		4,000	-	4,000	-
	608,225 for cash pursuant to a subscription agreement		1,094	-	1,094	-
	Share based payments	1n(ii)	150	-	150	-
	Balance at end of the financial period		42,744	37,500	42,744	37,500
(b)	**Preferred ordinary preference shares**					
	Movement during the period					
	Balance at beginning of the financial period		82,001	-	82,001	-
	Shares issued					
	82,001,248 for cash pursuant to a subscription agreement		-	82,001	-	82,001
	31,250,000 for cash pursuant to a subscription agreement		50,000	-	50,000	-
	Transaction costs arising from issue for cash		(667)	-	(667)	-
	Balance at end of the financial period		131,334	82,001	131,334	82,001
(c)	**A class management performance shares**					
	Movement during the period					
	Balance at beginning of the financial period		-	-	-	-
	Balance at end of the financial period		-	-	-	-
(d)	**B class management performance shares**					
	Movement during the period					
	Balance at beginning of the financial period		-	-	-	-
	Balance at end of the financial period		-	-	-	-

22 Contributed Equity cont'd

Terms and conditions

(a) ***Ordinary shares***
Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of the Company, the ordinary shareholder ranks after all other creditors are fully entitled to any proceeds of liquidation.

(b) ***Preferred ordinary shares***
Holders of preferred ordinary shares are entitled to the same terms and conditions as ordinary shareholders, with the addition of weighted voting rights. The weighted voting right reflects the voting right that would have been achieved had all investors, invested equally across the parallel structure of Emeco Holdings Limited and Emeco (UK) Limited.

(c) ***'A' class management performance shares***
Holders of A Class Performance shares will be entitled to convert their shares to Ordinary Shares upon a Conversion Event (note (i)) subject to the Investors (note (ii)) obtaining an Internal Rate of Return (IRR) of 25% on their investment and where the Investor cash flows are 2 times the aggregate of the negative cash flows paid by the Investors. Conversion into Ordinary Shares will be directly proportional to the IRR achieved up to a maximum IRR of 35% (i.e. 26% IRR = 10% conversion entitlement, 27% = 20% conversion entitlement, 35% IRR (maximum) = 100% conversion entitlement).

Note (i): Conversion Event means Initial Public Offering, Share Sale or Post Business Sales Return of Capital.
Note (ii): Investors means the private equity funds controlled by Archer Capital Pty Ld and Pacific Equity Partners which holds Ordinary Shares.

(d) ***'B' class management performance shares***
Holders of B Class Performance Shares will be entitled to convert their shares to Ordinary Shares upon a Conversion Event on a one for one basis, subject to the Holder paying the unpaid portion of the $1 issue price in addition to the following requirements:

(1) If the Investors obtain an IRR of greater than 25%, but where Investor Cash flows are less than 2 times the aggregate of the negative cash flow paid by the Investors, the Holders are entitled to convert 20% of their B Class Shares to Ordinary Shares for each year of ownership of the B Class Performance Shares.
(2) If the Investors obtain an IRR of greater than 25% and Investor Cash flows are greater than 2 times the aggregate of the negative cash flows paid by the Investors the Holders are entitled to convert 100% of their shares B Class Management Performance Shares to Ordinary Shares on a one-for-one basis.

On 4 August 2006 all A and B Class management performance shares were converted to ordinary shares as a result of the Company's initial public offering.

(e) ***Deferred subscriptions***
On 2 November 2005, the management shareholder group entered into a subscription agreement with the Company ("Agreement") pursuant to which they collectively agreed to subscribe for a total of 10,416,667 ordinary shares by 30 September 2010. The specific number of shares for which each management shareholder agreed to subscribe was set out in the Agreement. The subscription price for the shares as at the date of the Agreement was $1.60. The Agreement provided that the subscription price would increase by 13% per annum on a compound basis if the managers deferred their subscription. At year end, none of the managers had subscribed for the shares. Subsequent to 30 June 2006, and as part of the process of preparing the Company for the IPO, all of the managers subscribed for the shares and paid the required subscription amounts to the Company. (Refer note 34).

23 Reconciliation of movement in capital and reserves attributable to equity holders of the parent

Consolidated $000's	Issued capital	Hedging reserve	Retained earnings	Total	Minority interest		2006 Total equity
Balance at 1 July 2005	119,501	-	5,566	125,067	31,047		156,114
Total recognised income and expense	-	1,195	15,166	16,361	9,217	(1)	25,578
Shares issued (net of costs)	54,577	-	-	54,577	-		54,577
Balance at 30 June 2006	174,078	1,195	20,732	196,005	40,264		236,269

(1) Included in the total recognised income and expense of the minority interest rate exchange difference on transation of foreign operations of $1,713,000.

	Issued capital	Hedging reserve	Retained earnings	Total	Minority interest		2005 Total equity
Balance at 1 July 2004	-	-	-	-	-		-
Total recognised income and expense	-	-	5,566	5,566	548	(2)	6,114
Shares issued (net of costs)	119,501	-	-	119,501	30,499		150,000
Balance at 30 June 2005	119,501	-	5,566	125,067	31,047		156,114

(2) Included in the total recognised income and expense of the minority interest rate exchange difference on transation of foreign operations of $1,031,000.

Company $000's	Issued capital	Retained earnings	2006 Total equity
Balance at 1 July 2005	119,501	(497)	119,004
Total recognised income and expense	-	(1,468)	(1,468)
Shares issued (net of costs)	54,577	-	54,577
Balance at 30 June 2006	174,078	(1,965)	172,113

	Issued capital	Retained earnings	2005 Total equity
Balance at 1 July 2004	-	-	-
Total recognised income and expense	-	(497)	(497)
Shares issued (net of costs)	119,501	-	119,501
Balance at 30 June 2005	119,501	(497)	119,004

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

24 Commitments

(a) Operating Lease Commitments

	Consolidated 2006 $'000	Consolidated 2005 $'000	The Company 2006 $'000	The Company 2005 $'000
Future non-cancellable operating lease rentals of premises not provided for in the financial statements and payable:				
Within one year	6,513	4,499	-	-
One year or later but not later than five years	7,811	5,307	-	-
Later than five years	2,087	2,404	-	-
	16,411	12,210	-	-

The consolidated entity leases the majority of their operating premises. The terms of the tenure are negotiated in conjunction with the consolidated entity's in-house and external advisors and is dependent upon market forces.

Also included in operating leases are three rental machines with varying lease expiries out to June 2008.

During the financial year the consolidated entity recognised an expense in the income statement in respect to operating leases of $1,459,000 (2005: $770,000).

(b) Finance Lease Payment Commitments

	Consolidated 2006 $'000	Consolidated 2005 $'000	The Company 2006 $'000	The Company 2005 $'000
Finance lease commitments are payable:				
Within one year	7,583	5,294	-	-
One year or later but not later than five years	9,658	9,086	-	-
	17,241	14,380	-	-
Less: Future lease finance charges	(1,535)	(1,234)	-	-
	15,706	13,146	-	-
Lease liabilities provided for in the financial statements:				
Current	6,465	4,514	-	-
Non-current	9,241	8,632	-	-
Total lease liability	15,706	13,146	-	-

The consolidated entity leases plant and equipment under finance leases. The consolidated entity's lease liabilities are secured by the leased assets of $20,454,000 (2005: $14,374,000). In the event of default, the leased assets revert to the lessor.

(c) Capital Commitments

The consolidated entity has entered into commitments with certain suppliers for purchases of fixed assets, primarily rental fleet assets, in the amount of $43,904,000 (2005: $75,843,000) payable within one year.

25 Financial instruments

(a) Effective interest rates

In respect of income earning financial assets and interest bearing financial liabilities, the following table indicates their effective interest rates at balance sheet date and the periods in which they were repriced.

30 June 2006	Effective Interest Rate 2006 %	Total 2006 $000's	1 year or less 2006 $000's	1 to 5 years 2006 $000's	More than 5 years 2006 $000's
Financial Assets					
Cash assets					
AUD	4.6	6,780	6,780	-	-
USD	3.1	6,736	6,736	-	-
CAD	1.7	5,613	5,613	-	-
EURO	0.0	111	111	-	-
	-	19,240	19,240	-	-
Financial Liabilities					
Bank loans					
AUD floating rate loan	7.6	311,000	311,000	-	-
Effects of interest rate swaps (i)	0.1	-	175,000	(175,000)	-
USD floating rate loan	6.3	63,393	63,393	-	-
CAD floating rate loan	5.2	83,729	83,729	-	-
Effects of interest rate swaps (i)	0.2	-	49,000	(49,000)	-
EURO floating rate loan	4.5	1,714	1,714	-	-
Exchangeable notes (ii)	10.1	125,000	-	125,000	-
USD finance lease liability	9.8	15,706	6,465	9,241	-
Overdraft	6.2	6,000	6,000	-	-
	-	606,542	696,301	(89,759)	-

30 June 2005	Effective Interest Rate 2005 %	Total 2005 $000's	1 year or less 2005 $000's	1 to 5 years 2005 $000's	More than 5 years 2005 $000's
Financial Assets					
Cash assets					
AUD	4.3	11,039	11,039	-	-
	-	11,039	11,039	-	-
Financial Liabilities					
Bank loans					
AUD floating rate loan	7.6	213,000	213,000	-	-
Effects of interest rate swaps (i)	0.2	-	200,000	(200,000)	-
USD floating rate loan	4.9	27,689	27,689	-	-
Exchangeable notes (ii)	10.1	125,000	-	-	125,000
USD finance lease liability	6.9	13,146	4,514	8,632	-
	-	378,835	445,203	(191,368)	125,000

(i) Interest rate risk emanates from the changes in market interest rates impacting on the consolidated entity's short and long term debt.

(ii) These liabilities bear interest at a fixed rate.

25 Financial instruments cont'd

(i) Interest rate swaps

The consolidated entity adopts a policy of ensuring that at least 50 per cent of its exposure to changes in interest rate borrowings is on a fixed basis.

The consolidated entity manages its interest rate exposure by entering into interest rate swap contracts. Interest rate swaps are used to convert a portion of the consolidated entity's floating interest rate exposures to fixed interest rate exposures, thereby reducing the volatility of interest rate costs between financial reporting years.

The fair value of interest rate swap contracts as at 30 June 2006 is a profit of $2,576,000 (2005: ($1,755,000)).

At 30 June 2006, the notional principal amounts of the interest rate swap contracts held by the consolidated entity were as follows:

	2006 $000's	2005 $000's
Australian dollars	175,000	200,000
Canadian dollars (C$40,000,000)	49,000	-

These interest rate swaps principle amount expiring over the next 5 years are:

	2006 $000's	2005 $000's
Not later than one year	25,000	25,000
Later than one year but not later than two	25,000	25,000
Later than two years but not later than three	25,000	25,000
Later than three years but not later than four	149,000	25,000
Later than four years but not later than five	-	100,000

(b) Foreign currency risk

The consolidated entity is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the AUD. The currencies giving rise to this risk are primarily U.S. Dollars, Japanese Yen and Euro.

The consolidated entity hedges all trade receivables and trade payables which are denominated in a foreign currency and greater than $50,000. The consolidated entity uses forward exchange contracts to hedge its foreign currency risk. Most of the forward exchange contracts have maturities of less than one year.

In respect of other monetary assets and liabilities held in currencies other than the AUD, the consolidated entity ensures that the net exposure is kept to an acceptable level by matching foreign denominated financial assets with matching financial liabilities and visa versa.

25 Financial instruments cont'd

The following table set out the gross value to be received under forward foreign currency contracts, the weighted average contracted exchange rates and the settlement years of outstanding contracts for the consolidated entity.

	Consolidated 2006			Consolidated 2005		
	Weighted average rate	$000's	$000's gains/ (losses)	Weighted average rate	$000's	$000's gains/ (losses)
Not later than one year						
Sell US dollars/Buy Australian dollars	0.74	1,571	(6)	0.77	2,760	-
Sell Canadian dollars/Buy Australian dollars	-	-	-	0.94	31	-
Sell Euro dollars/Buy Australian dollars	0.61	741	(30)	-	-	-
Sell Australian dollars/Buy US Dollars	0.76	12,270	439	-	-	-
Sell Australian dollars/Buy New Zealand dollars	1.19	295	(8)	-	-	-
Sell Australian dollars/Buy Japanese Yen	84.47	775	(6)	-	-	-

(c) Net fair values of financial assets and liabilities

Valuation approach
Net fair values of financial assets and liabilities are determined by the consolidated entity on the following basis:

Recognised financial instruments
Monetary financial assets and liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers (reduced for expected credit losses) or due to suppliers. The carrying amounts of financial assets and liabilities, except the exchangeable notes, approximate net fair value.

The carrying amount and net fair value as at reporting date of the exchangeable notes is $125,000,000 (2005: $125,000,000) and $137,500,000 (2005: $129,000,000) respectively.

25 Financial instruments cont'd

(d) Credit risk exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Recognised financial instruments
The credit risk of financial assets, excluding investments, of the consolidated entity, which have been recognised on balance sheet, is the carrying amount net of any provision for doubtful debts.

Interest rate swaps are subject to credit in relating to relevant counterparties, which are principally large global banks. The credit risk on swap contracts is limited to the net amount to be received from counterparties on contract that are favourable to the consolidated entity. At year end the swap positions were in a favourable position of $2,576,000 (2005: ($1,755,000)).
As all forward exchange contracts are transacted with counterparties, which are principally large global banks, and the position disclosed above are not consider significant, the credit risk associated with these contracts is considered minimal.

Concentration of credit risk on trade and term debtors exists in respect to the mining industry. However this risk is mitigated through a debtors insurance policy held over a significant portion of these debtors.

Other than the concentration of credit risk described above, the consolidated entity is not materially exposed to any individual country.

26 Contingent Liabilities

Details of contingent liabilities where the probability of future payments/receipts is not considered remote as set out below, as well as details of contingent liabilities, which although considered remote, the directors consider should be disclosed.

Guarantees

The consolidated entity has guaranteed the repayments of $1,036,000 with varying expiry dates out to 30 June 2009.

27 *Notes to the Statements of Cash Flows*

(i) Reconciliation of Cash

For the purposes of the statements of cash flow, cash includes cash on hand and at bank and short term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:-

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	The Company 2006 $'000	The Company 2005 $'000
Cash assets	6	19,240	11,039	-	-

(ii) Reconciliation of net profit/(loss) to net cash provided by operating activities

	Consolidated 2006 $'000	Consolidated 2005 $'000	The Company 2006 $'000	The Company 2005 $'000
Net profit/(loss)	22,670	5,083	(1,468)	(497)
Add/(less) items classified as investing/financing activities:				
Net Profit on sale of non-current assets	(552)	(391)	-	-
Add/(less) non-cash items:				
Amortisation	10,509	9,485	-	-
Depreciation	54,005	14,990	-	-
Amortisation of borrowing costs	3,602	1,165	-	-
Unrealised foreign exchange (gain)/loss	215	1,365	-	-
Stock write downs	1,696	1,436	-	-
Share of joint venture entities net (profit)/loss adjusted for dividends received and share of profits owing to previous owners	-	4	-	-
Equity settled share based payments	150	-	150	-
(Decrease)/Increase in income taxes payable	2,693	(727)	3,389	331
(Decrease)/Increase in deferred taxes	7,506	(493)	-	-
Net cash provided by operating activities before change in assets liabilities adjusted for assets and liabilities acquired	102,494	31,917	2,071	(166)
(Increase)/decrease in trade and other receivables	(55,755)	2,000	(18,025)	(6,178)
(Increase)/decrease in inventories	(37,356)	(356)	-	-
(Increase)/decrease in other assets	-	640	(3,315)	-
Increase/(decrease) in payables	28,393	5,316	13,138	6,286
Increase/(decrease) in provisions	805	340	-	-
Net cash provided by operating activities	38,581	39,857	(6,131)	(58)

(iii) During the year the company acquired control over Andy's Earthmovers Hire and Sale ("Andy's"). Part of the consideration paid was $4,000,000 of the Company's shares which is not reflected in the statement of cash flow.

(iv) During the year the consolidated entity acquired property, plant and equipment with an aggregate fair value of $18,373,000 (2005: $9,214,000) by means of finance leases. These acquisitions are not reflected in the statements of cash flow.

28 Controlled Entities

(a) Particulars in Relation to Controlled Entities

	Note	2006 %	2005 %
Parent entity			
Emeco Holdings Limited			
Controlled entities			
Emeco Limited		100	100
Emeco International Pty Limited		100	100
Emeco Sales Pty Ltd		100	100
Emeco Parts Pty Ltd		100	100
Emeco (UK) Limited	(i)	0	0
Emeco Equipment (USA) LLC	(ii)	0	0
Emeco International Mauritius	(iii)	0	0
Emeco Global	(iii)	0	0
PT Prima Traktor IndoNusa (PTI)	(iv)	0	0
Emeco International Europe BV	(v)	0	0
Emeco Europe BV	(v)	0	0
Emeco Canada Ltd	(vi)	0	0

Notes

(i) Emeco (UK) Limited was incorporated in and carries on business in the United Kingdom. Emeco (UK) Limited is the parent entity of Emeco Equipment (USA) LLC, Emeco International Mauritius, Emeco Global, Emeco International Europe BV and Emeco Europe BV. The Company has no economic interest in Emeco (UK) Limited and its controlled entities. However, Emeco (UK) Limited has been identified as a special purpose entity, set up for the specific purposes of an equalisation deed between the shareholders of Emeco (UK) Limited and Emeco Holdings Limited, forming a relationship of control. The interest in Emeco (UK) Limited and its controlled entities is reflected through minority interests (refer Note 23). Subsequent to year end the Company acquired all the shares in Emeco (UK) Limited effective 4 August 2006.

(ii) Emeco Equipment (USA) LLC was incorporated in and carries on business in the United States.

(iii) Emeco International Mauritius and Emeco Global were incorporated in and carry on business in the United Kingdom. Each Company owns 50% in PT Prima Traktor IndoNusa.

(iv) PT Prima Traktor IndoNusa was incorporated in and carries on business in Indonesia.

(v) Emeco International Europe BV and Emeco Europe BV were incorporated in and carries on business in the Netherlands. Emeco International Europe BV is the parent entity of Emeco Europe BV.

(vi) Emeco Canada Ltd was incorporated and carries on business in Canada. On August 2 2005 Emeco Canada Ltd acquired River Valley Equipment Company Ltd.

28 Controlled Entities cont'd

(b) Acquisition of entities

On 2 August 2005, the consolidated entity acquired all the shares in River Valley Equipment Company Limited ("River Valley") for $18,472,000 in cash. This company is a Canadian based heavy equipment rental and sales company, located in Edmonton, Alberta. In the eleven months to 30 June 2006 the subsidiary contributed net profit of $2,536,000 to the consolidated net profit for the year.

Effect of acquisitions
The acquisition had the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date

$000's	Recognised value	Fair Value adjustment	Carrying amounts
Cash and cash equivalents	2,546	-	2,546
Property, plant and equipment	33,864	8,552	25,312
Inventories	204	-	204
Trade and other receivables	6,295	-	6,295
Contract intangibles	1,257	1,257	-
Interest-bearing loans and borrowings	(16,325)	-	(16,325)
Trade and other payables	(8,605)	-	(8,605)
Deferred tax liability	(7,356)	(3,298)	(4,058)
Net identifiable assets and liabilities	11,880	6,511	5,369
Goodwill on acquisition	6,592		
Consideration paid, satisfied in cash	18,472		
Cash (acquired)	(2,546)		
Net cash outflow	15,926		

Contract intangibles were recognised in the business combination at the date of acquisition.

28 Controlled Entities cont'd

(c) On 1 January 2006, the consolidated entity acquired the Andy's business for a consideration of $35,803,000. Andy's is an Australian based heavy equipment rental and sales company located in Bendigo, Victoria. In the six months to 30 June 2006 the subsidiary contributed net profit of $1,248,000 to the consolidated net profit for the year.

Acquiree's net assets at the acquisition date

$000's	Recognised value	Fair Value adjustment	Carrying amounts
Property, plant and equipment	31,045	-	31,045
Inventories	706	-	706
Contract intangibles	311	311	-
Provisions	(17)	-	(17)
Deferred tax liability	(93)	(93)	-
Net identifiable assets and liabilities	31,952	218	31,734
Goodwill on acquisition	3,851		
	35,803		
Consideration paid:			
Satisfied in cash	31,803		
Satisfied in equity	4,000		
	35,803		

Contract intangibles were recognised in the business combination at the date of acquisition.

If the River Valley and Andy's acquisitions had occurred on 1 July 2005, the estimated consolidated entity revenue would have been $401,786,000 and profit of $24,083,000 for the year ended 30 June 2006.

28 Controlled Entities cont'd

(d) The following controlled entities were acquired during the prior financial year:

On 16 December 2004 and 1 January 2005 the consolidated entity obtained control of Emeco Limited and Emeco International Pty Limited and its wholly owned subsidiaries respectively. Details of the acquisitions are as follows:

Fair value of net assets of entity acquired:	Recognised Value	Fair Value Adjustment	Carrying Amount
Property, plant and equipment	169,682	-	169,682
Deferred tax asset	3,539	-	3,539
Cash assets	6,207	-	6,207
Inventories	70,015	-	70,015
Receivables	37,323	-	37,323
Intangibles	20,800	20,800	-
Prepayments	990	-	990
Other	1,038	-	1,038
Bank loans and finance leases	(106,623)	-	(106,623)
Payables	(17,296)	-	(17,296)
Current tax liability	(1,722)	-	(1,722)
Provisions	(1,935)	-	(1,935)
Deferred tax liabilities	(9,627)	(6,240)	(3,387)
	172,391	14,560	157,831
Goodwill on acquisition	199,782		
Consideration paid satisfied in cash	372,173		

On 30th June 2005 the Consolidated Entity was restructured. Emeco International Pty Ltd disposed of its interest in Emeco International Mauritius, Emeco Global, PT Prima Tractor IndoNusa and Emeco International Europe BV and Emeco Europe BV. The disposed companies were acquired by another controlled entity, Emeco (UK) Limited. There was no gain or loss to the Group resulting from this transaction.

Acquisition of assets

During the prior year a controlled entity acquired the assets and liabilities of Emeco USA General Partnership for $154,000, including a net debt of $10,258,000 which was subsequently repaid.

29 Investments accounted for using the equity method

a) Details of investments in joint venture entities are as follows:

	Ownership Interest Consolidated & The Company	Investment carrying amount			
		Consolidated		The Company	
		2006 $'000	2005 $'000	2006 $'000	2005 $'000
Industrial Asset Management Pty Ltd ("IAM")	50%	58	58	-	-

The principal activity of IAM is to enter into forward commitments for the purchase of, primarily, heavy earthmoving and construction equipment for profitable resale. No new forward commitments were entered during the year. The joint venture is in the process of being wound up.

Dividends received from associates for the year ended 30 June 2006 to the Company amounted to $Nil (2005: $425,000).

	Consolidated	
	2006 $'000	2005 $'000
Summary of performance and financial position of joint venture entities		
The consolidated entity's share of aggregate assets, liabilities and profits of joint venture entities is as follows:-		
Net loss	-	(4)
Total assets	58	58
Total liabilities	-	-

29 Investments accounted for using the equity method cont'd

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	The Company 2006 $'000	The Company 2005 $'000
Results of Joint Venture Entities					
Share of joint venture entities revenue		-	141	-	-
Share of joint venture entities expenses		-	(157)	-	-
		-	(16)	-	-
Share of joint venture entities income tax revenue		-	12	-	-
Share of joint venture entities net profit included in the consolidated loss from ordinary activities after related income tax expense.		-	(4)	-	-
Share of post-acquisition retained profits and reserves attributable to joint venture entities					
Share of net loss of joint venture entities		-	(4)	-	-
Dividends from joint venture entities		-	(425)	-	-
Share of joint venture entities accumulated losses at the end of the financial period		-	(429)	-	-
Movements in carrying amount of investments					
Carrying amount of investment in joint venture entities at the beginning of the financial period through entity acquired		58	487	-	-
Share of joint venture entities net profit		-	(4)	-	-
Dividends received from joint venture entities		-	(425)	-	-
Carrying amount of investment in joint venture entities at the end of the financial period		58	58	-	-

30 Key management personnel disclosure

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period.

Non-executive directors
G J Minton (Chairperson)
P J McCullagh
J D Carnegie (resigned 18 June 2006)
R I Koczkar (resigned 18 June 2006)
A N Brennan (appointed 16 August 2005)
J S H Fitton (appointed 5 April 2006)

Executives directors
L C Freedman (Managing Director)
R L C Adair (Chief Financial Officer)

Executives
M A Turner (General Manager Emeco Parts, Maintenance & Plant)
W E Malvern (General Manager Global Procurement)
R Parish (General Manager Indonesia)
T T Sauvarin (General Manager Emeco Sales)
D O Tilbrook (General Manager Emeco Rental Western Region; from January 2006 became General Manager Rental Australia)
D A Jeffery (General Manager, Emeco Rental Eastern Region; from January 2006 became President Emeco North America)

Subsequent to year end, Tony Carr became General Manager Emeco Parts, Maintenance & Plant, Michael Turner became General Manager Global Procurement and Wayne Malvern became General Manager Business Development on the 1st July 2006. Peter Johnston became a non-executive director on the 1st September 2006.

30 Key management personnel disclosure cont'd

Key management personnel compensation
The key management personnel compensation is as follows:

	Consolidated		The Company	
	2006	Period 14 December 04 to 30 June 2005	2006	Period 14 December 04 to 30 June 2005
Short-term employee benefits	2,956,814	1,187,938	-	-
Other long term benefits	-	-	-	-
Post-employment benefits	220,223	81,223	-	-
Termination benefits	-	-	-	-
Equity compensation benefits	55,184	-	-	-
	3,232,221	1,269,161	-	-

Remuneration of key management personnel by the consolidated entity
Disclosure of remuneration policies, service contracts and details of key management personnel remunerations are included in the Remuneration report on pages 19 to 32.

Equity Instruments
Shares and rights over equity instruments granted as compensation under management incentive share plan
During the year the Company implemented a management incentive share plan in which shares were granted to certain directors and employees of the Company. The shares vest over a five year period and are accounted for as an option in accordance with AASB 2 *Share Based Payments.* The Company has provided a ten year interest free loan to facilitate the purchase of the Shares under the management incentive share plan.

30 Key management personnel disclosure cont'd

The movement during the reporting period in the number of shares issued under the management incentive share plan in Emeco Holdings Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1 July 2005	Granted as compensation	Exercised	Held at 30 June 2006	Vested during the year	Vested and exercisable at 30 June 2006
Directors						
Alec Brennan	-	250,000	-	250,000	-	-
Rodney Parish	-	300,000	-	300,000	-	-

No shares held by key management personnel have vested under the management incentive share plan and are therefore not included in issued capital.

Subsequent to year end and prior to the Company's initial public offering there was a 2:1 share split of all shares

Equity holdings and transactions

The shares in Emeco Holdings Limited held, directly, indirectly or beneficially, by each key management person, including their personally-related entities at year end, is as follows:

	Held at 1 July 2005 Ordinary Shares	Ordinary Shares Issued during year	Held at 30 June 2006 Ordinary Shares	Held at 30 June 2006 'A' Class Management Performance Shares[1]	Held at 30 June 2006 'B' Class Management Performance Shares[1]
Directors					
L C Freedman	13,658,234	-	13,658,234	937,500	937,500
R L C Adair	3,231,081	-	3,231,081	937,500	1,687,500
G J Minton	-	-	-	-	-
J D Carnegie	-	-	-	-	-
R I Koczkar	-	-	-	-	-
P J McCullagh	-	-	-	-	-
A N Brennan	-	450,000 [2]	450,000 [2]	-	-
J S H Fitton	-	108,225	108,225	-	-
Executives					
D O Tilbrook	2,989,412	-	2,989,412	937,500	1,687,500
D A Jeffery	2,989,412	-	2,989,412	937,500	1,687,500
T T Sauvarin	3,337,203	-	3,337,203	937,500	937,500
M A Turner	2,989,412	-	2,989,412	937,500	1,687,500
W E Malvern	3,337,202	-	3,337,202	937,500	937,500
R C Parish	-	300,000	300,000	-	-

[1] All of the performance shares were issued 21 January 2005. There were no movements in the performance shares held during the year.

[2] Total includes shares held under management incentive share plan.

Subsequent to year end and prior to the Company's initial public offering there was a 2:1 share split of all shares.

30 Key management personnel disclosure cont'd

	Held at 14 December 2004 Ordinary Shares	Ordinary Shares Issued during period	Held at 30 June 2005 Ordinary Shares	Held at 30 June 2005 'A' Class Management Performance Shares[3]	Held at 30 June 2005 'B' Class Management Performance Shares[3]
Directors					
L C Freedman	-	13,658,234	13,658,234	937,500	937,500
R L C Adair	-	3,231,081	3,231,081	937,500	1,687,500
G J Minton	-	-	-	-	-
J D Carnegie	-	-	-	-	-
R I Koczkar	-	-	-	-	-
P J McCullagh	-	-	-	-	-
Executives					
D O Tilbrook	-	2,989,412	2,989,412	937,500	1,687,500
D A Jeffery	-	2,989,412	2,989,412	937,500	1,687,500
T T Sauvarin	-	3,337,203	3,337,203	937,500	937,500
M A Turner	-	2,989,412	2,989,412	937,500	1,687,500
W E Malvern	-	3,337,202	3,337,202	937,500	937,500
R C Parish	-	-	-	-	-

[3] All of the performance shares were issued 21 January 2005. There were no movements in the performance shares held during the period.

30 Key management personnel disclosure cont'd

Exchangeable Notes

The movement during the year in the number of exchangeable notes in Emeco Limited (a controlled entity of Emeco Holdings Limited) held directly, indirectly or beneficially, by each key management person, including their personally-related entities, is as follows:

	Acquired through float No. [1]	Held at 30 June 2006 No.	Held at 30 June 2006 $	Accrued interest at 30 June 2006 $
Directors				
L C Freedman	10,000	10,000	1,000,000	18,981
R L C Adair	700	700	70,000	1,329
G J Minton	2,500	2,500	250,000	4,745
J D Carnegie	2,500	2,500	250,000	4,745
R I Koczkar	750	750	75,000	1,424
P J McCullagh	750	750	75,000	1,424
A N Brennan	-	-	-	-
J S H Fitton	-	-	-	-
Executives				
D O Tilbrook	-	-	-	-
D A Jeffery	1,000	1,000	100,000	1,898
T T Sauvarin	4,000	4,000	400,000	7,592
M A Turner	-	-	-	-
W E Malvern	-	-	-	-
R C Parish	-	-	-	-

[1] All notes were issued to the above directors and executives on 27 April 2005. None of these parties traded in any of these securities during the year.

Loans

Other than the loan issued under the management incentive share plan no specified director or executive has entered into any loan arrangements with consolidated entity.

Other transactions with the Company or its controlled entities

Under the Investment Service Agreement entered between Emeco Holdings Limited and Archer Capital Pty Limited ("Archer") on 2 November 2005, Emeco Holdings Limited has agreed to pay $750,000 p.a. (indexed to inflation) (2005: $750,000) for consulting services and $750,000 (2005: Nil) for the completion of a major service. A major service means any listing, business sale or a capital raising of greater than $150,000,000 in a calendar year. The agreement shall terminate at any time by agreement between the parties, in the event of a listing, business, or share sale. The terms are no less favourable than those offered by other consultants. Archer is a related party of G J Minton and J D Carnegie in their capacity as Partners.

Under the Investment Service Agreement entered between Emeco Holdings Limited and Pacific Equity Partners Pty Limited ("PEP") on 2 November 2005, Emeco Holdings Limited has agreed to pay $750,000 p.a. (indexed to inflation) (2005: $750,000) for consulting services and $750,000 (2005: Nil) for the completion of a major service. A major service means any listing, business sale or a capital raising of greater than $150,000,000 in a calendar year. The agreement shall terminate at any time by agreement between the parties, in the event of a listing, business, or share sale. The terms are no less favourable than those offered by other consultants. PEP is a related party of R I Koczkar and P J McCullagh in their capacity as Managing Directors.

30 Key management personnel disclosure cont'd

As at 30 June 2006 the above transaction had the following impact on assets and liabilities of the Consolidated entity:

	2006 $	2005 $
Current liabilities	1,500,000	750,000
	1,500,000	750,000

No other director or specified executive transacted with the consolidated entity in the reporting year other than described above.

The aggregate amounts recognised during the year relating to specified directors, specified executives and their personally related entities, were total revenue of Nil (2005: Nil) and total payments (of prior year accruals) and accruals of $4,500,000 (2005: $750,000).

31 Non key management personnel disclosures

The classes of non key management personnel are:

- subsidiaries (Note 28)
- associate (Note 29)

	Consolidated		The Company	
	2006	2005	2006	2005
Transactions	$000's	$000's	$000's	$000's
The aggregate amounts included in the profit from ordinary activities before income tax expense that resulted from transactions with non director related parties are:				
Dividend revenue				
Associate	-	425	-	-
Aggregate amount of other transactions with non director related parties:				
Loan advances to:				
Subsidiaries	-	-	167,796	119,501

Ultimate parent entity

Emeco Holdings Limited is the ultimate parent entity of the consolidated entity.

32 Explanation of transition to AIFRSs

As stated in note 1(a), these are the consolidated entity's first annual consolidated financial statements prepared in accordance with Australian Accounting Standards – AIFRSs.

The accounting policies in note 1 have been applied in preparing the annual consolidated financial statements for the year ended 30 June 2006 and the financial statements for the period ended 30 June 2005.

In preparing the financial statements for the period ended 30 June 2005, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP).

An explanation of how the transition from previous GAAP to AIFRSs has affected the consolidated entity's balance sheet, income statement and cash flows is set out in the following tables and the notes that accompany the tables.

32 Explanation of transition to AIFRSs cont'd

	Note	Consolidated – For the period ended 30 June 2005				The Company – For the period ended 30 June 2005		
		Previous GAAP $'000	Transition impact $'000	Reclass-ification $'000	AIFRS $'000	Previous GAAP $'000	Transition impact $'000	AIFRS $'000
Revenue from rental income		79,571	-	-	79,571	-	-	-
Revenue from the sale of machines and parts		69,286	-	-	69,286	-	-	-
Revenue from maintenance services		-	-	3,295	3,295	-	-	-
Revenue from sale non current assets		1,453	(1,062)	(391)	-	-	-	-
Other revenue from ordinary activity		4,478	-	(4,478)	-	-	-	-
		154,788	(1,062)	(1,574)	152,152	-	-	-
Changes in machinery and parts inventory		743	-	-	743	-	-	-
Machinery and parts purchases and consumables		(60,243)	-	-	(60,243)	-	-	-
Repairs and maintenance		(20,580)	-	-	(20,580)	-	-	-
Employee expenses		(7,966)	-	-	(7,966)	-	-	-
Hired in equipment and labour		(2,525)	-	-	(2,525)	-	-	-
Cost of sale of non current asset		(1,062)	1,062	-	0	-	-	-
Gross profit		63,155	-	(1,574)	61,581	-	-	-
Other income	(a)	-	-	1,167	1,167	-	-	-
Other expense		(14,126)	-	-	(14,126)	(710)	-	(710)
Share of loss of joint venture entities accounted for using the equity method		(4)	-	-	(4)	-	-	-
EBITDA(1)		49,025	-	(407)	48,618	(710)	-	(710)
Depreciation expense		(15,068)	-	78	(14,990)	-	-	-
Amortisation expense	(b)	(14,282)	4,875	(78)	(9,485)	-	-	-
EBIT(2)		19,675	4,875	(407)	24,143	(710)	-	(710)
Financial income		-	-	407	407	-	-	-
Financial expenses		(16,902)	-	-	(16,902)	-	-	-
Profit/(loss) before income tax expense		2,773	4,875	-	7,648	(710)	-	(710)
Income tax expense	(c)(f)	(5,355)	2,790	-	(2,565)	(3,939)	4,152	213
Net Profit/(Loss)		(2,582)	7,665	-	5,083	(4,649)	4,152	(497)
Attributed to:								
Equity holders of the parent		(2,099)	7,665	-	5,566	(4,649)	4,152	(497)
Minority interests		(483)	-	-	(483)	-	-	-
Net Profit/(Loss)		(2,582)	7,665	-	5,083	(4,649)	4,152	(497)

32 Explanation of transition to AIFRSs cont'd

	Note	Consolidated 30 June 2005 Previous GAAP $'000	Consolidated 30 June 2005 Transition impact $'000	Consolidated 30 June 2005 Reclassification $'000	Consolidated 30 June 2005 AIFRS $'000	The Company 30 June 2005 Previous GAAP $'000	The Company 30 June 2005 Transition impact $'000	The Company 30 June 2005 AIFRS $'000
Current Assets								
Cash assets		11,039	-	-	11,039	-	-	-
Trade and other receivables		38,262	-	-	38,262	-	6,178	6,178
Inventories		79,778	-	-	79,778	-	-	-
Total current assets		129,079	-	-	129,079	-	6,178	6,178
Non-current assets								
Trade and other receivables		1,737	-	-	1,737	119,501	-	119,501
Intangible assets	(b)(c)(d)(e)	200,167	11,657	-	211,824	-	-	-
Investments accounted for using the equity method		58	-	-	58	-	-	-
Property, plant and equipment	(d)	207,816	(136)	-	207,680	-	-	-
Deferred tax assets	(f)	3,449	-	(2,712)	737	2,712	(2,712)	-
Other assets		16,376	-	-	16,376	-	-	-
Total non-current assets		429,603	11,521	(2,712)	438,412	122,213	(2,712)	119,501
Total assets		558,682	11,521	(2,712)	567,491	122,213	3,466	125,679
Current Liabilities								
Trade and other payables		22,840	-	-	22,840	1,377	4,909	6,286
Interest bearing liabilities		4,514	-	-	4,514	-	-	-
Current tax liabilities		1,060	-	-	1,060	331	-	331
Provisions		1,624	-	202	1,826	-	-	-
Total current liabilities		30,038	-	202	30,240	1,708	4,909	6,617
Non-current Liabilities								
Interest bearing liabilities		374,321	-	-	374,321	-	-	-
Trade and other payables		-	-	-	-	58	-	58
Deferred tax liabilities	(c)(f)	5,595	3,450	(2,712)	6,333	5,595	(5,595)	-
Provisions		685	-	(202)	483	-	-	-
Total non-current liabilities		380,601	3,450	(2,914)	381,137	5,653	(5,595)	58
Total liabilities		410,639	3,450	(2,712)	411,377	7,361	(686)	6,675
Net assets		148,043	8,071	-	156,114	114,852	4,152	119,004
Equity								
Issued capital		119,501	-	-	119,501	119,501	-	119,501
Reserves		-	-	-	-	-	-	-
Retained earnings		(2,099)	7,665		5,566	(4,649)	4,152	(497)
Total equity attributable to equity holders of the parent		117,402	7,665	-	125,067	114,852	4,152	119,004
Minority interest	(e)	30,641	406	-	31,047	-	-	-
Total equity		148,043	8,071	-	156,114	114,852	4,152	119,004

32 Explanation of transition to AIFRSs cont'd

(a) Under previous GAAP, the gross proceeds of non-current asset sales are included as revenue. The carrying amount of non-current assets sold are included in the cost of the sale of non-current assets. Under AIFRS sales of non-current assets are recorded on a net basis and are recorded as profit/loss from sale of non-current assets in the income statement.

The effect is to decrease revenue and cost of the sale of non-current assets by $1,062,000 respectively for the period ended 30 June 2005.

(b) Under previous GAAP, the carrying amount of goodwill was amortised on a straight-line basis over 20 years. Under AIFRS goodwill will not be subject to amortisation but tested for impairment annually.

The impact on results for the period ended 30 June 2005 resulted in an increase in profit before tax of $4,875,000 from the reversal of the goodwill amortisation for the consolidated entity and a corresponding increase in goodwill.

There were no impairment adjustments for the consolidated entity for the period ended 30 June 2005.

(c) Under previous GAAP and AIFRS rental contracts that met the definition of a contract intangible asset have been recognised as part of a business combination. Under AIFRS, the initial recognition of a contract intangible resulted in the recognition of a deferred tax liability and a corresponding increase to goodwill of $6,240,000. Amortisation of the contract intangible asset will reduce its carrying value and the associated deferred tax liability, resulting in a reduction to income tax expense. The impact from the amortisation of the contract intangible for the period ended 30 June 2005 has resulted in a decrease in income tax expense and deferred tax liabilities of $2,790,000.

(d) Under previous GAAP software assets developed for internal use were included in property, plant and equipment. Under AIFRS software assets developed for internal use were reclassified from property, plant and equipment to intangible assets. This resulted in a reclassification of $136,000 in the consolidated entity 30 June 2005.

(e) In accordance with AIFRS, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity's functional currency to the consolidated entity's presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity.

The impact of translating goodwill allocated to foreign operations to its functional currency is an increase in the foreign currency translation reserve in the outside equity interest of $406,000.

There are no other changes in functional currency for the consolidated entity.

32 Explanation of transition to AIFRSs cont'd

(f) Under previous GAAP current and deferred tax asset and liabilities were recognised by the head entity of a tax consolidated group through income tax expense where a tax funding agreement was not in place. The Company has subsequently entered into a tax funding agreement. Under AIFRS, wholly owned subsidiaries in a tax-consolidated group must recognise their own tax amounts directly, and the current tax liability (asset) and any deferred tax asset relating to tax losses are assumed by the head entity. Assets and liabilities arising under tax funding arrangements are recognised as intercompany assets and liabilities.

The impact on the consolidated entity as a result of tax consolidations under IFRS is nil. The impact to the Company is a decrease in income tax expense of $4,152,000. The Company will recognise intercompany receivables and payables of $6,178,000 and $4,909,000 respectively, and a decrease in its deferred tax assets and deferred tax liabilities of $2,712,000 and $5,595,000 respectively.

Explanation of material adjustments to the cash flow statement for 2005
There are no material differences between the cash flow statement presented under AIFRSs and the cash flow statement presented under previous GAAP.

(g) Reclassifications
The transition to AIFRS has required minor reclassification within the income statements and balance sheets.

33 Changes to accounting policy

In the current period the consolidated entity adopted AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139: Financial Instruments: Recognition and Measurement from 1 July 2005. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the consolidated entity recognising all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity through retained earnings and hedge reserve at 1 July 2005.

The impact on the balance sheet in the comparative period is set out below as an adjustment to the opening balance sheet as at 1 July 2005. The transitional provisions will not have any effect in future reporting periods.

Reconciliation of financial instruments as if AASB 132 and 139 was applied at 1 July 2005

(1) Derivative financial instruments	Notes	Previous GAAP $'000	1 July 2005 Effect of change of accounting policy $'000	AIFRS $'000
Deferred tax asset	(a)	3,449	527	3,976
Trade and other payables	(a)	-	1,755	1,755
Hedging reserves	(a)	-	(1,228)	(1,228)

Notes

(a) Under previous GAAP the consolidated entity did not recognise derivatives at fair value on the balance sheet. In accordance with AIFRS derivatives are now recognised at fair value. The effect in the consolidated entity is to increase trade and other payables by $1,755,000, an increase in deferred tax asset by $527,000 and a decrease in the hedging reserve by $1,228,000.

(2) Reclassification of deferred borrowing costs	Notes	Previous GAAP $'000	1 July 2005 Effect of change of accounting policy $'000	AIFRS $'000
Other assets	(b)	16,376	(16,376)	-
Interest bearing liabilities	(b)	374,321	(16,376)	357,945

Notes

(b) Under previous GAAP deferred borrowing costs were classified as other non current assets. Under AASB 139 these have been reclassified as an offset to interest bearing liabilities. Refer to note (1m).

34 Subsequent events

Initial public offering

On August 4, 2006 the Company completed its initial public offering ("IPO") with the allotment of 261.7 million shares in Emeco Holdings Limited. These shares began trading on a normal basis on the Australian Stock Exchange under the issuer code "EHL" on August 7, 2006. As a result of the IPO the following transactions occurred:

(i) *Emeco UK acquisition*
The Company acquired all the shares of Emeco (UK) Limited for a purchase consideration of $116.5 million.

(ii) *Notes exchange and redemption*
The Exchangeable Notes (refer note 18) have been redeemed or converted to shares in the Company. Noteholders electing to exchange their notes for shares in the Company received a 2.5% discount. The remaining Exchangeable Notes (face value: $54.7 million) were redeemed by the Company for cash at a 6.0% premium to the face value.

(iii) *Deferred subscription*
Deferred subscriptions by a number of existing shareholders were satisfied with the subscription of $18.9 million in shares immediate prior to the completion of the IPO.

(iv) *Management performance shares*
The A and B Class management performance shares with an outstanding amount of $11.5 million (refer note 22) were all converted to ordinary shares on a one for one basis upon achieving all hurdles.

(v) *Repayment of debt*
The consolidated entity repaid $260 million of its senior debt facility from IPO proceeds.

Acquisition of Bevans

Under an asset purchase agreement dated 13 June 2006, Emeco International Pty Ltd, a subsidiary of the Company, agreed to acquire Bevans, an independent earthmoving equipment rental and sales business based in Orange, NSW.

The acquisition price for the business comprised a cash component of $8.7 million, and an issue of 666,666 shares in the Company to the vendor. The acquisition of Bevans was completed on 5 July 2006.

Acquisition of equipment by Emeco Equipment (USA) LLC

On 10 July 2006, Emeco Equipment (USA) LLC, a member of the Emeco Group of companies, acquired from TSM North America Inc. (**TSM**) a large package of TSM's heavy earth moving equipment which is partially deployed under rental contracts with coal mining companies in Kentucky and West Virginia.

Under the terms of the sale agreement between Emeco and TSM, Emeco acquired approximately 50 machines for a purchase price of US$11.4 million. Emeco was also assigned a number of TSM's equipment rental contracts.

35 Earnings per share

Basic earnings per share

The calculation of basic earnings per share at 30 June 2006 was based on the profit attributable to ordinary shareholders of $22,670,000 and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2006 of 179,457,000. The Company has calculated earnings per share on profits before any allocation to the minority interest and has accordingly included the weighted average ordinary shares of the minority interest in the calculation. This is due to the equalisation agreement that has been entered into between the Company and the minority interest Emeco (UK) Limited whereby the Company and the minority interest have guaranteed security and returns over each others performance. The equalisation deed was subsequently terminated as a result of the Company's initial public offering, whereby the Company also acquired 100% ownership of the minority interest. (Refer note 34)

Weighted average number of ordinary shares *In thousands of shares*	Note	Consolidated 2006
Issued ordinary shares at 1 July		150,000
Effect of shares issued in August 2005 under management incentive share plan		1,481
Effect of shares issued/committed in November 2005		26,941
Effect of shares issued in January 2006		942
Effect of shares issued in May 2006		35
Effect of shares issued in June 2006 under management incentive share plan		53
Effect of shares issued in June 2006		5
Weighted average number of ordinary shares at 30 June		179,457

Diluted earnings per share

The calculation of diluted earnings per share at 30 June 2006 was based on profit attributable to ordinary shareholders of $22,670,000 and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2006 of 197,457,000. Exchangeable Notes are considered potential ordinary shares but have not been included in the dilutive earnings per share because they did not have a dilutive impact.

Weighted average number of ordinary shares (diluted) *In thousands of shares*	Note	
Weighted average number of ordinary shares at 30 June		179,457
Effect of conversion of A & B management performance shares	22(c)(d)	18,000
Weighted average number of ordinary shares (diluted) at 30 June		197,457

Earnings per share for continuing operations

Basic earnings per share *In AUD*	
From continuing operations	0.126

Diluted earnings per share *In AUD*	
From continuing operations	0.115

Comparative information

The Company has not provided any comparative information for the prior period as the Company did not have any listed ordinary shares, nor was it in the process of listing and was therefore not required to determine earnings per share.

Directors' Declaration

1. In the opinion of the directors of Emeco Holdings Limited ("the Company"):

   (a) the financial statements and notes, including the remuneration disclosures of the Remuneration report in the Director' report, set out on pages 19 to 32 are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the financial position of the Company and the consolidated entity as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

      (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

   (b) the remuneration disclosures that are contained in pages 19 to 32 of the Remuneration report in the Directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures.*

   (c) there are reasonable grounds to believe that the Company is able to pay its debts as and when they become due and payable.

2. The directors have been given the declarations required by Section 295A of the Corporations Act 2001 by the chief executive officer and chief financial officer for the financial year ended 30 June 2006.

Dated at Perth, 12th day of September 2006.

Signed in accordance with a resolution of the directors:



Laurie Freedman
Managing Director



Robin Adair
Director



Independent audit report to members of Emeco Holdings Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the income statements, statements of recognised income and expense, balance sheets, statements of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Emeco Holdings Limited (the "Company") and Emeco HoldingsLimited and its Controlled Entities (the "Consolidated Entity") for the financial year ended 30 June 2006. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration report" of the directors' report and not in the financial report.

The Remuneration report also contains information not required by Australian Accounting Standard AASB 124 which is not subject to our audit.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 *First-time Adoption of Australian equivalents to International Financial Reporting Standards*. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and that the remuneration disclosures comply with AASB 124. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.



While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion:

(1) the financial report of Emeco Holdings Limited is in accordance with:

a) the *Corporations Act 2001*, including:

i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and;

ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia; and

(2) the remuneration disclosures that are contained in the Remuneration report in the directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures.*

KPMG

B C FULLARTON
Partner

Perth
12 September 2006

File No 82-35011



ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

Company	Sydney Stock Exchange
Facsimile Number	1900 999 279
Attention	Manager Companies
cc:	
From	Steve Rouvray
Date	22 September 2006
Number of pages including this page	14
If all pages are not received please telephone	02 9234 8401
Subject	**FORM 603**

Dear Sir

Attached please find a Form 603 Initial Substantial Shareholder Notice in relation to Emeco Holdings Limited.

Yours faithfully

Steve Rouvray
Secretary



ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

22 September 2006

The Secretary
Emeco Holding Limited
Ground Floor
10 Ord Street
WEST PERTH, WA, 6005

Fax: 08 9321 1366

Dear Sir

Enclosed please find a Form 603 Initial Substantial Shareholder Notice.

Yours faithfully



Steve Rowtray
Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme Emeco Holdings Limited

ACN/ARSN

1. Details of substantial holder (1)

Name ING Australia Holdings Limited (and related companies - Refer Annexure A)

ACN/ARSN (if applicable) 008 459 556

The holder became a substantial holder on 11/09/2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ordinary shares	38720738	38720738	6.13%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Refer Annexure C		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Refer Annexure C			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Refer Annexure B				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	Related corporations

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
	Refer Annexures A and C

Signature

print name S S ROUVRAY capacity SECRETARY

sign here  date 22 / 09 / 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

To Form 603

This is Annexure A of 5 pages
referred to in the Form 603 Notice
of Initial Substantial Holder signed
by me and dated ...22 September 2006

Name: S S Rouvray

Capacity: Company Secretary

Signature



Dated: ......22 September 2006

COMPANY NAME		ACN
52 PHILLIP STREET PTY LTD		000 197 455
ABIFORM PTY LIMITED		003 981 771
ADVICE FINANCIAL SOLUTIONS PTY LIMITED		098 970 800
ADVICE FOR LIFE PTY LTD		070 195 274
ADVISER LENDING SERVICES PTY LIMITED		009 860 057
ADVISOR INVESTMENT SERVICES LIMITED		009 585 255
AMFAS PTY LIMITED		005 720 427
ANZ INSAGE PTY LIMITED		099 665 648
ANZ LIFE ASSURANCE COMPANY LIMITED		008 425 652
ANZ MANAGED INVESTMENTS LIMITED		004 392 269
ARMSTRONG JONES LIFE ASSURANCE PTY LIMITED		004 885 849
ARMSTRONG JONES MANAGEMENT PTY LIMITED	Note 3	008 947 840
ARMSTRONG JONES PTY LTD	Note 3	008 781 511
ATHELAS PTY LIMITED		008 638 622
AUSTPLANNERS ASSET MANAGEMENT PTY LIMITED		005 757 817
AUSTRALIAN COMMUNITY INSURANCE PTY LIMITED		003 243 589
AUSTRALIAN GENERAL INSURANCE PTY LIMITED		006 007 334
AUSTSERVICES PTY LIMITED		059 421 304
AUSVEST PORTFOLIO SERVICE PTY LIMITED		003 318 312
BLEAKLEYS LIMITED		002 102 356
DAVIDSON HUGHES DEVELOPMENTS PTY LTD	Note 3	005 752 910

COMPANY NAME		ACN
DE RUN SECURITIES PTY LTD		084 086 984
DOMAIN DEVELOPMENT PTY LIMITED	Note 3	010 689 737
FINANCIAL FACTS PTY LTD		006 501 293
FINANCIAL INVESTMENT NETWORK GROUP PTY LIMITED		003 790 609
FINANCIAL PLANNING HOTLINE PTY LIMITED		000 895 269
FING SERVICES PTY LIMITED		116 112 031
HEINE ADMINISTRATION SERVICES PTY LIMITED	Note 3	007 257 794
HEINE ASSET MANAGEMENT PTY LIMITED	Note 3	072 656 798
HEINE COMPUTER SERVICES PTY LTD	Note 3	006 819 727
HEINE FUNDS MANAGEMENT PTY LIMITED	Note 3	061 851 983
HEINE MANAGEMENT PTY LIMITED	Note 3	006 475 449
HEINE MORTGAGE ADMINISTRATION PTY LIMITED	Note 3	077 516 995
HEINE MORTGAGE MANAGEMENT PTY LTD	Note 3	006 784 032
HEINE PROPERTY MANAGEMENT PTY LTD	Note 3	006 874 639
HEINE SECURITIES PTY LIMITED	Note 3	072 656 752
INDUSTRY RETIREMENT PTY LIMITED		004 586 086
ING ADMINISTRATION PTY LIMITED		008 947 831
ING AUSTRALIA HOLDINGS LIMITED & its subsidiaries and controlled entities listed below.	Note 2	008 459 596
ING AUSTRALIA LIMITED		000 000 779
ING BANK (AUSTRALIA) LIMITED	Note 4	000 893 292
ING BANK NV	Note 1	
ING CORPORATE SERVICES PTY LIMITED		008 646 277
ING CUSTODIANS PTY LIMITED		008 508 496
ING EASTERN CREEK PTY LTD		007 257 794
ING FINANCIAL PLANNING PTY LTD		003 318 330
ING FUNDS MANAGEMENT LIMITED		003 002 800
ING GENERAL INSURANCE PTY LIMITED		072 892 365
ING GROEP NV and its related bodies corporate including the following companies:	Note 1	
ING INDUSTRIAL CUSTODIAN PTY LTD		081 823 743
ING INSURANCE INTERNATIONAL BV	Note 1	

COMPANY NAME	ACN
ING INVESTMENT MANAGEMENT LIMITED	003 731 959
ING LIFE HOLDINGS LIMITED	099 127 321
ING LIFE LIMITED	009 657 176
ING MANAGEMENT LIMITED Note 3	006 065 032
ING OFFICE CUSTODIAN PTY LTD	090 814 645
ING PRIVATE CAPITAL PTY LIMITED	009 206 857
ING VERZEKERGINGEN NV Note 1	
INSURANCE BROKER HOTLINE PTY LTD	076 731 514
INTEGRATED NETWORKS PTY LIMITED	003 319 319
LYNX FINANCIAL SERVICES PTY LTD	004 937 704
M.A.F.G. PTY LIMITED	000 003 823
MERCANTILE MUTUAL FINANCIAL SERVICES PTY LIMITED	000 006 067
MERCANTILE MUTUAL INSURANCE EQUITIES PTY LIMITED	001 160 809
MILLENNIUM3 CONSULTING SERVICES PTY LTD	098 579 304
MILLENNIUM3 FINANCIAL PLANNING ADMINISTRATION PTY LTD	094 479 179
MILLENNIUM3 FINANCIAL SERVICES GROUP PTY LIMITED	098 554 058
MILLENNIUM3 FINANCIAL SERVICES PTY LTD	094 529 987
MILLENNIUM3 PROFESSIONAL SERVICES PTY LTD	089 579 322
MINKX PTY LTD	104 497 734
MML PROPERTIES PTY LIMITED	005 403 841
NNA PTY LIMITED	061 787 853
OPTIMIX INVESTMENT MANAGEMENT LIMITED	006 790 629
PACIFIC MUTUAL AUSTRALIA PTY LIMITED	009 093 109
PARTNERSHIP PLANNING BROKER SERVICES LIMITED	000 574 970
PARTNERSHIP PLANNING LIMITED	009 554 189
POSTBANK AUSTRALIA PTY LIMITED	008 647 185
PROSAFE INVESTMENTS PTY LIMITED	000 585 491
PRUDENT ACCOUNTING AND FINANCIAL SERVICES PTY LTD	096 862 107
RETIREINVEST (NO 3) PTY LIMITED	002 920 541
RETIREINVEST BRISBANE CITY PTY LIMITED	100 304 354

COMPANY NAME		ACN
RETIREINVEST NOWRA PTY LIMITED		102 585 053
RETIREINVEST PTY LIMITED		001 774 125
RETIREINVEST SUBIACO PTY LIMITED		102 415 814
RETIREINVEST TOWNSVILLE PTY LIMITED		099 145 552
RI BENTLEIGH PTY LIMITED		113 855 520
RI CENTRAL COAST PTY LIMITED		105 039 647
RI DANDENONG PTY LIMITED		114 152 519
RI GOLD COAST PTY LIMITED		105 039 629
RI KEW PTY LTD		105 930 658
RI MAROOCHYDORE PTY LIMITED		114 152 500
RI MOONEE PONDS PTY LTD		104 933 217
RI MORISSET PTY LIMITED		105 039 656
RI NEWCASTLE PTY LIMITED		114 176 162
RI ROCKHAMPTON & GLADSTONE PTY LIMITED		104 125 895
RI SHEPPARTON PTY LIMITED		006 444 080
RICKETTS ROAD MT WAVERLEY PTY LTD	Note 3	006 819 727
SUPER CONCEPTS PTY LTD		007 437 907
SUPER SOLUTIONS PTY LTD		002 966 341
SWING HIGH INVESTMENTS PTY LIMITED	Note 3	009 131 088
SYNERGY ADVISORY SERVICES PTY LTD		068 908 878
SYNERGY CONSOLIDATED PTY LIMITED		083 107 644
TANDEM FINANCIAL ADVICE LIMITED		006 226 777
TRENORTH PTY LIMITED	Note 3	006 732 243
UNION INVESTMENT COMPANY PTY LIMITED		004 084 879
VANDENBERGH FINANCIAL SERVICES PTY LIMITED		098 970 800
VENTURE CAPITAL PARTNERS (NOMINEES NO. 1) PTY LIMITED		082 834 900
VENTURE CAPITAL PARTNERS PTY LIMITED		079 575 689
WESTGARDENS PTY LIMITED	Note 3	007 257 794
WESTGARDENS PTY LTD	Note 3	114 031 284
WISE FINANCIAL SERVICES PTY LTD		003 608 268

COMPANY NAME	ACN
Note 1. Address: ING House Amstelneenseweg 500 1081 KL Amsterdam, The Netherlands	
Note 2. Address: 347 Kent Street, Sydney NSW 2000	
Note 3. Address: Level 6, 345 George Street, Sydney NSW 2000	
Note 4. Address: Level 14, 140 Sussex Street, Sydney NSW 2000	

ANNEXURE 'B'

Changes in relevant interests

This is the annexure marked 'B' of 3 pages referred to in the form 603 initial substantial shareholder signed by me on: 22.09.06



S S Rouvray
Secretary, ING Australia Holdings Limited

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's Votes affected
28/07/06	INGIM	Buy of Units on ASX	$ 23,294.14	12,844	12,844
1/08/06	INGIM	Buy of Units on ASX	$ 21,078.46	11,167	11,167
1/08/06	INGIM	Buy of Units on ASX	$ 11,136.92	5,877	5,877
2/08/06	INGIM	Buy of Units on ASX	$ 31,750.63	16,751	16,751
3/08/06	INGIM	Buy of Units on ASX	$ 14,028.75	7,466	7,466
4/08/06	INGIM	Buy of Units on ASX	$ 207,725.10	109,329	109,329
10/08/06	INGIM	Buy of Units on ASX	$ 3,460.11	1,940	1,940
11/08/06	INGIM	Buy of Units on ASX	$ 11,945.24	6,623	6,623
16/08/06	INGIM	Buy of Units on ASX	$ 24,819.56	13,246	13,246
16/08/06	INGIM	Buy of Units on ASX	$ 1,475.39	791	791
6/09/06	INGIM	Buy of Units on ASX	$ 4,418.69	2,279	2,279
6/09/06	INGIM	Buy of Units on ASX	$ 49,509.32	25,513	26,513
7/09/06	INGIM	Buy of Units on ASX	$ 9,891.06	4,953	4,953
7/09/06	INGIM	Buy of Units on ASX	$ 8,900.01	4,555	4,555
1/08/06	INGIM	Buy of Units on ASX	$ 8,054.65	4,267	4,267
1/08/06	INGIM	Buy of Units on ASX	$ 4,254.28	2,245	2,246
2/08/06	INGIM	Buy of Units on ASX	$ 12,134.90	6,400	6,400
4/08/06	INGIM	Buy of Units on ASX	$ 63,325.10	33,329	33,329
10/08/06	INGIM	Buy of Units on ASX	$ 1,055.92	592	592
11/08/06	INGIM	Buy of Units on ASX	$ 3,647.06	2,022	2,022
16/08/06	INGIM	Buy of Units on ASX	$ 7,575.91	4,043	4,043
16/08/06	INGIM	Buy of Units on ASX	$ 453.26	243	243
4/08/06	INGIM	Sale of Units on ASX	$ 98,157.04	- 53,141	- 53,141
28/07/06	INGIM	Buy of Units on ASX	$ 190,283.61	104,914	104,914
31/07/06	INGIM	Buy of Units on ASX	$ 97,742.42	52,797	52,797
1/08/06	INGIM	Buy of Units on ASX	$ 150,352.26	79,650	79,650
1/08/06	INGIM	Buy of Units on ASX	$ 79,440.30	41,921	41,921
2/08/06	INGIM	Buy of Units on ASX	$ 226,592.14	119,474	119,474
3/08/06	INGIM	Buy of Units on ASX	$ 100,050.31	53,251	53,251
4/08/06	INGIM	Buy of Units on ASX	$ 1,696,977.40	893,146	893,146
10/08/06	INGIM	Buy of Units on ASX	$ 28,361.80	15,901	15,901
11/08/06	INGIM	Buy of Units on ASX	$ 97,888.06	54,271	54,271
16/08/06	INGIM	Buy of Units on ASX	$ 203,389.64	108,642	108,642
16/08/06	INGIM	Buy of Units on ASX	$ 12,098.44	6,486	6,486
6/09/06	INGIM	Buy of Units on ASX	$ 33,984.27	17,527	17,527
6/09/06	INGIM	Buy of Units on ASX	$ 381,649.80	196,304	196,304
7/09/06	INGIM	Buy of Units on ASX	$ 74,679.73	38,115	38,115
7/09/06	INGIM	Buy of Units on ASX	$ 68,496.43	35,054	35,054
1/08/06	INGIM	Buy of Units on ASX	$ 1,500,000.00	789,474	789,474
1/08/06	INGIM	Sale of Units on ASX	$ 1,498,053.23	- 789,474	- 789,474
28/07/06	INGL	Buy of Units on ASX	$ 32,601.45	17,975	17,975
31/07/06	INGL	Buy of Units on ASX	$ 16,746.74	9,046	9,046
1/08/06	INGL	Buy of Units on ASX	$ 25,764.89	13,649	13,649
1/08/06	INGL	Buy of Units on ASX	$ 13,611.79	7,183	7,183
2/08/06	INGL	Buy of Units on ASX	$ 38,818.43	20,473	20,473
3/08/06	INGL	Buy of Units on ASX	$ 17,146.32	9,126	9,126
4/08/06	INGL	Buy of Units on ASX	$ 289,759.50	152,506	152,505
10/08/06	INGL	Buy of Units on ASX	$ 4,824.77	2,705	2,705
11/08/06	INGL	Buy of Units on ASX	$ 16,649.86	9,231	9,231
16/08/06	INGL	Buy of Units on ASX	$ 34,592.83	18,461	18,461
16/08/06	INGL	Buy of Units on ASX	$ 2,057.45	1,103	1,103
6/09/06	INGL	Buy of Units on ASX	$ 4,973.46	2,565	2,565
6/09/06	INGL	Buy of Units on ASX	$ 55,850.38	28,727	28,727
7/09/06	INGL	Buy of Units on ASX	$ 10,914.48	5,578	5,578
7/09/06	INGL	Buy of Units on ASX	$ 10,024.01	5,130	5,130
28/07/06	INGL	Buy of Units on ASX	$ 117,172.96	64,604	64,604
31/07/06	INGL	Buy of Units on ASX	$ 60,187.20	32,511	32,511
1/08/06	INGL	Buy of Units on ASX	$ 92,331.20	48,913	48,913
1/08/06	INGL	Buy of Units on ASX	$ 48,784.68	25,744	25,744
2/08/06	INGL	Buy of Units on ASX	$ 139,115.31	73,370	73,370
3/08/06	INGL	Buy of Units on ASX	$ 61,440.07	32,701	32,701
4/08/06	INGL	Buy of Units on ASX	$ 1,040,061.90	547,401	547,401
10/08/06	INGL	Buy of Units on ASX	$ 17,365.61	9,736	9,736
11/08/06	INGL	Buy of Units on ASX	$ 59,938.42	33,231	33,231
16/08/06	INGL	Buy of Units on ASX	$ 124,536.72	66,462	66,462
16/08/06	INGL	Buy of Units on ASX	$ 7,407.17	3,971	3,971
6/09/06	INGL	Buy of Units on ASX	$ 18,187.51	9,380	9,380
6/09/06	INGL	Buy of Units on ASX	$ 204,255.27	105,060	105,060
7/09/06	INGL	Buy of Units on ASX	$ 39,914.70	20,399	20,399
7/09/06	INGL	Buy of Units on ASX	$ 36,658.95	18,761	18,761

28/07/06	INGL	Buy of Units on ASX	$	1,409,953.15	777,386	777,386
31/07/06	INGL	Buy of Units on ASX	$	724,232.89	391,205	391,205
1/08/06	INGL	Buy of Units on ASX	$	1,114,262.22	590,287	590,287
1/08/06	INGL	Buy of Units on ASX	$	588,734.81	310,678	310,678
2/08/06	INGL	Buy of Units on ASX	$	1,678,845.24	885,430	885,430
3/08/06	INGL	Buy of Units on ASX	$	741,480.05	394,647	394,647
4/08/06	INGL	Buy of Units on ASX	$	12,573,022.00	6,617,380	6,617,380
10/08/06	INGL	Buy of Units on ASX	$	209,892.68	117,676	117,676
11/08/06	INGL	Buy of Units on ASX	$	724,434.05	401,640	401,640
16/08/06	INGL	Buy of Units on ASX	$	1,505,218.60	803,283	803,283
16/08/06	INGL	Buy of Units on ASX	$	89,537.04	48,001	48,001
6/09/06	INGL	Buy of Units on ASX	$	253,262.03	130,617	130,617
6/09/06	INGL	Buy of Units on ASX	$	2,844,156.58	1,462,910	1,462,910
7/09/06	INGL	Buy of Units on ASX	$	555,779.98	284,039	284,039
7/09/06	INGL	Buy of Units on ASX	$	510,450.68	261,234	261,234
28/07/06	INGL	Buy of Units on ASX	$	230,795.48	127,251	127,251
31/07/06	INGL	Buy of Units on ASX	$	116,549.03	64,036	64,036
1/08/06	INGL	Buy of Units on ASX	$	182,155.59	96,498	96,498
1/08/06	INGL	Buy of Units on ASX	$	96,245.16	50,789	50,789
2/08/06	INGL	Buy of Units on ASX	$	274,451.74	144,747	144,747
3/08/06	INGL	Buy of Units on ASX	$	121,215.49	64,516	64,616
4/08/06	INGL	Buy of Units on ASX	$	2,058,216.80	1,083,272	1,083,272
10/08/06	INGL	Buy of Units on ASX	$	34,379.83	19,275	19,275
11/08/06	INGL	Buy of Units on ASX	$	118,661.16	65,788	65,788
16/08/06	INGL	Buy of Units on ASX	$	246,549.84	131,575	131,575
16/08/06	INGL	Buy of Units on ASX	$	14,665.11	7,862	7,862
6/09/06	INGL	Buy of Units on ASX	$	41,480.32	21,393	21,393
6/09/06	INGL	Buy of Units on ASX	$	465,824.80	239,600	239,600
7/09/06	INGL	Buy of Units on ASX	$	91,027.78	46,521	46,521
7/09/06	INGL	Buy of Units on ASX	$	83,603.74	42,786	42,786
28/07/06	INGIM	Buy of Units on ASX	$	213,257.89	117,581	117,581
31/07/06	INGIM	Buy of Units on ASX	$	109,540.67	59,170	59,170
1/08/06	INGIM	Buy of Units on ASX	$	121,340.79	64,281	64,281
1/08/06	INGIM	Buy of Units on ASX	$	64,111.64	33,832	33,832
2/08/06	INGIM	Buy of Units on ASX	$	182,823.73	96,422	96,422
3/08/06	INGIM	Buy of Units on ASX	$	80,747.07	42,977	42,977
4/08/06	INGIM	Buy of Units on ASX	$	1,584,881.20	834,148	834,148
10/08/06	INGIM	Buy of Units on ASX	$	20,735.70	11,626	11,626
11/08/06	INGIM	Buy of Units on ASX	$	71,555.01	39,677	39,677
16/08/06	INGIM	Buy of Units on ASX	$	148,698.08	79,355	79,355
16/08/06	INGIM	Buy of Units on ASX	$	8,845.32	4,742	4,742
6/09/06	INGIM	Buy of Units on ASX	$	38,164.68	19,683	19,683
6/09/06	INGIM	Buy of Units on ASX	$	428,591.96	220,449	220,449
7/09/06	INGIM	Buy of Units on ASX	$	83,750.81	42,802	42,802
7/09/06	INGIM	Buy of Units on ASX	$	76,921.07	39,366	39,366
28/07/06	INGIM	Buy of Units on ASX	$	163,870.56	90,351	90,351
31/07/06	INGIM	Buy of Units on ASX	$	84,172.48	45,467	45,467
1/08/06	INGIM	Buy of Units on ASX	$	129,559.66	68,635	68,635
1/08/06	INGIM	Buy of Units on ASX	$	68,454.98	36,124	36,124
2/08/06	INGIM	Buy of Units on ASX	$	195,205.12	102,952	102,952
3/08/06	INGIM	Buy of Units on ASX	$	86,214.51	45,887	45,887
4/08/06	INGIM	Buy of Units on ASX	$	1,461,428.70	769,173	769,173
10/08/06	INGIM	Buy of Units on ASX	$	24,501.98	13,737	13,737
11/08/06	INGIM	Buy of Units on ASX	$	84,569.61	46,887	46,887
16/08/06	INGIM	Buy of Units on ASX	$	175,714.99	93,773	93,773
16/08/06	INGIM	Buy of Units on ASX	$	10,451.38	5,603	5,603
6/09/06	INGIM	Buy of Units on ASX	$	25,375.27	13,087	13,087
6/09/06	INGIM	Buy of Units on ASX	$	284,973.64	146,578	146,578
7/09/06	INGIM	Buy of Units on ASX	$	55,687.77	28,460	28,460
7/09/06	INGIM	Buy of Units on ASX	$	51,145.86	26,175	26,175
28/07/06	INGFM	Buy of Units on ASX	$	858,732.07	473,467	473,467
31/07/06	INGFM	Buy of Units on ASX	$	441,095.14	238,284	238,284
1/08/06	INGFM	Buy of Units on ASX	$	677,506.35	358,913	358,913
1/08/06	INGFM	Buy of Units on ASX	$	357,969.29	188,902	188,902
2/08/06	INGFM	Buy of Units on ASX	$	1,020,792.05	538,370	538,370
3/08/06	INGFM	Buy of Units on ASX	$	450,843.58	239,958	239,958
4/08/06	INGFM	Buy of Units on ASX	$	7,657,830.30	4,030,437	4,030,437
10/08/06	INGFM	Buy of Units on ASX	$	128,133.77	71,838	71,838
11/08/06	INGFM	Buy of Units on ASX	$	442,241.34	245,187	245,187
16/08/06	INGFM	Buy of Units on ASX	$	918,877.36	490,373	490,373
16/08/06	INGFM	Buy of Units on ASX	$	54,657.49	29,302	29,302
6/09/06	INGFM	Buy of Units on ASX	$	155,392.67	80,142	80,142
6/09/06	INGFM	Buy of Units on ASX	$	1,745,083.92	897,595	897,595
7/09/06	INGFM	Buy of Units on ASX	$	341,010.29	174,278	174,278
7/09/06	INGFM	Buy of Units on ASX	$	313,196.49	160,285	160,285
6/09/06	INGFM	Buy of Units on ASX	$	322,190.35	166,166	166,166
6/09/06	INGFM	Buy of Units on ASX	$	2,880,943.85	1,500,000	1,500,000
6/09/06	INGFM	Buy of Units on ASX	$	3,618,226.92	1,861,058	1,861,058
7/09/06	INGFM	Buy of Units on ASX	$	707,042.90	361,344	361,344
7/09/06	INGFM	Buy of Units on ASX	$	649,375.89	332,332	332,332
28/07/06	INGL	Buy of Units on ASX	$	37,766.89	20,823	20,823
31/07/06	INGL	Buy of Units on ASX	$	19,399.64	10,479	10,479
1/08/06	INGL	Buy of Units on ASX	$	29,708.01	15,738	15,738
1/08/06	INGL	Buy of Units on ASX	$	15,696.29	8,283	8,283
2/08/06	INGL	Buy of Units on ASX	$	44,764.63	23,609	23,609
3/08/06	INGL	Buy of Units on ASX	$	19,769.20	10,522	10,522

4/08/06	INGL	Buy of Units on ASX	$	334,854.10	176,239	176,239
10/08/06	INGL	Buy of Units on ASX	$	5,604.23	3,142	3,142
11/08/06	INGL	Buy of Units on ASX	$	19,344.57	10,725	10,725
16/08/06	INGL	Buy of Units on ASX	$	40,196.60	21,451	21,451
16/08/06	INGL	Buy of Units on ASX	$	2,391.33	1,282	1,282
6/09/06	INGL	Buy of Units on ASX	$	5,828.60	3,005	3,005
6/09/06	INGL	Buy of Units on ASX	$	65,425.48	33,652	33,652
7/09/06	INGL	Buy of Units on ASX	$	12,785.10	6,534	6,534
7/09/06	INGL	Buy of Units on ASX	$	11,741.57	6,009	6,009
28/07/06	INGFM	Buy of Units on ASX	$	349,690.64	192,804	192,804
31/07/06	INGFM	Buy of Units on ASX	$	179,621.16	97,025	97,025
1/08/06	INGFM	Buy of Units on ASX	$	279,377.72	148,002	148,002
1/08/06	INGFM	Buy of Units on ASX	$	147,612.92	77,896	77,896
2/08/06	INGFM	Buy of Units on ASX	$	420,933.32	222,002	222,002
3/08/06	INGFM	Buy of Units on ASX	$	185,909.72	98,949	98,949
4/08/06	INGFM	Buy of Units on ASX	$	3,031,917.40	1,595,746	1,595,746
10/08/06	INGFM	Buy of Units on ASX	$	44,271.95	24,821	24,821
11/08/06	INGFM	Buy of Units on ASX	$	152,805.00	84,718	84,718
15/08/06	INGFM	Buy of Units on ASX	$	317,494.65	169,436	169,436
16/08/06	INGFM	Buy of Units on ASX	$	18,886.53	10,125	10,125
18/08/06	INGFM	Buy of Units on ASX	$	541,706.73	292,500	292,500
6/09/06	INGFM	Buy of Units on ASX	$	66,227.34	34,156	34,156
6/09/06	INGFM	Buy of Units on ASX	$	743,752.84	382,554	382,554
7/09/06	INGFM	Buy of Units on ASX	$	145,338.03	74,277	74,277
7/09/06	INGFM	Buy of Units on ASX	$	133,483.43	68,313	68,313

ANNEXURE 'C'

Present relevant interests

This is the annexure marked 'C' of 3 pages referred to in Form 603 initial substantial shareholder signed by me on: 22-09-06



S S Rouvray
Secretary, ING Australia Holdings Limited

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
ING Group	ANZ Nominees Limited LFG Holdings Pty Ltd	ING Life Ltd Statutory as Responsible Entity	Relevant interest arising pursuant to section 608(1) of the Corporations Act	17,429,518	17,429,618
ING Group	ANZ Nominees Limited LFG Holdings Pty Ltd	ING Life Ltd as Responsible Entity	As above	16,011,635	16,011,535
ING Group	Cogent Nominees Pty Limited Custodian for Aust. Portfolio Managers	ING Investment Management Limited as Responsible Entity	As above	1,706,111	1,708,111
ING Group	Premier Nominees as Custodian for ANZ	ING Investment Management Limited as Responsible Entity	As above	223,334	223,334
ING Group	Citicorp Nominees Pty Limited as Custodian for Commonwealth Australia Share 5	ING Investment Management Limited as Responsible Entity	As above	1,532,889	1,532,889
ING Group	Cogent Nominees Pty Limited Custodian for AMP Capital Investors	ING Investment Management Limited as Responsible Entity	As above	1,817,353	1,817,353
				38,720,738	38,720,738

ANNEXURE 'A'

ING Group

Name	Address	Abbreviation*
ING Groep N.V. and its related bodies corporate	ING House, Amstelveenseweg 500 1081 KL Amsterdam Netherlands	ING Group
ING Australia Holdings Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Holdings
ING Investment Management Limited (Formerly Mercantile Mutual Investment Management Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Investment Management
ING Management Limited	Level 6, 345 George Street, Sydney NSW 2000	ING Management Limited
ING Real Estate International Investments III BV	ING Real Estate International Schenkkard 65 The Netherlands	ING Real Estate Investment Management Australia Pty Limited
ANZ Managed Investments C/- ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees
ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees Limited
Cogent Nominees Pty Limited	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	Cogent Nominees Pty Limited (BNP Nominees)
Citicorp Nominees Pty Limited	GPO Box 764G Melbourne VIC 3001	Citicorp Nominees
J P Morgan Nominees Australia Limited	Locked Bag 7 Royal Exchange Sydney NSW 2001	J P Morgan Nominees Australia Limited
National Nominees Limited	Level 5 South 271 Collins Street Melbourne VIC 3000	National Nominees Limited
Premier Nominees NO 1 Account Limited	No.1 Account C/- Armstrong Jones (New Zealand Limited PO Box 7149 Wellesley Street Auckland 1036 New Zealand	Premier Nominees Limited
RBC Global Services Australia Nominees Pty Limited	GPO Box 5430 Sydney NSW 2000	RBC Global Services